Filed Pursuant to Rule 424(b)(3)

Registration No. 333-136243

EMPIRE ENERGY CORPORATION INTERNATIONAL

68,327,129

Shares of Common Stock

Par Value $0.001 Per Share

This prospectus relates to the offering by the selling stockholders of Empire Energy Corporation International of up to 68,327,129 shares of our Class A common stock, par value $0.001 per share, including shares issuable to persons holding warrants, a convertible debenture and Series A Convertible Preferred Stock and warrants of Pacific Rim Foods Ltd. We are registering the offer and sale of the common stock, to satisfy registration rights we have granted to the selling stockholders.

We will not receive any proceeds from the sale of common stock. We will receive proceeds from the exercise price of certain warrants and options if they are exercised by the holders. We intend to use any proceeds received from the selling stockholders’ exercise of the warrants for working capital and general corporate purposes.

The selling stockholders have advised us that they will sell the shares of common stock from time to time in the open market, on the OTC Bulletin Board, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under the section of this prospectus titled “Plan of Distribution.”

Our common stock is traded on the OTC Bulletin Board under the symbol “EEGC.” On August 1, 2006 the closing price of the common stock was $0.14 per share.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information.

Investing in these securities involves significant risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September 29, 2006

The information contained in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by Empire Energy Corporation International with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements, and the notes to the financial statements.

For purposes of this prospectus, unless otherwise indicated or the context otherwise requires, all references herein to “Empire,” “we,” “us,” and “our,” refer to Empire Energy Corporation International, a Nevada corporation.

Our Company

Empire is a reporting company under the Securities Exchange Act of 1934 whose common stock trades on the OTC Bulletin Board under ticker symbol EEGC. The Company is headquartered in Lenexa, Kansas (Kansas City area). Empire is principally a development stage oil and gas exploration company, devoting substantially all of its efforts to exploration and development of sub-surface hydrocarbons (oil and gas) in commercial quantities in Tasmania and raising funds to finance these operations. The company has acquired and currently holds through a wholly owned subsidiary, 13.2% of Zeehan Zinc Ltd. Zeehan Zinc is a zinc, lead and silver company with several mining leases, mining lease applications and exploration licenses near Zeehan, Western Tasmania. Empire has also acquired 51% of Pacific Rim Foods which has interests in the shelf food industry in China. The Company has also obtained the use of a novel technology (the Nanokey Ball Mill), sourced from China and developed in Melbourne, Australia, that potentially enables very efficient and cheap processing of ores and other raw materials.

Empire was incorporated on November 10, 1983 in the state of Utah under the name Medivest, Inc. On May 17, 1999, the stockholders of Medivest approved a change of name from Medivest Inc. to Empire Energy Corporation and Empire commenced commercial activity in the oil and gas industry. In July 2002, Empire entered into an agreement to acquire Great South Land Minerals, Ltd., an oil and gas exploration company in Tasmania, Australia, which it completed on April 15, 2005 by issuing 62,426,782 shares of Class A common stock. To facilitate the merger with Great South Land, Empire:

•	sold all of its assets in exchange for the purchasers’ assumption of Empire’s liabilities;

•	changed it name from Empire Energy Corporation to Empire Energy Corporation International;

•	reincorporated in the state of Nevada;

•	increased the authorized shares of common stock to 300,000,000; and

•	effected a 1 for 10 reverse stock split.

On August 31, 2005, the Company agreed to exchange 37,500,000 shares of its Class A Common Stock for shares of the privately held British Virgin Islands company Cyber Finance Group Limited whose sole asset was 37.5% of the then-issued and outstanding shares of Zeehan Zinc. The mechanics of the exchange were completed on November 14, 2005. Mr. Malcolm Bendall, a director, former president and chief executive officer and substantial shareholder of Empire, is also a director of and a substantial shareholder of Zeehan Zinc.

At present, the Company’s principal assets are the mineral leases and exploration licenses held indirectly through its wholly-owned subsidiary Great South Land and the interest it holds in Zeehan Zinc.

This prospectus

We have undertaken several transactions the result of which has been the issuance of shares that have restrictions on their transferability. In order to provide those investors with liquidity for their shares, we are filing with the SEC this prospectus as part of a registration statement to register those securities. We are also registering the resale of shares of Class A common stock to be issued to persons who exercise Class A or Class B warrants. We will not receive any proceeds from any sales of these shares but may receive the exercise price from warrant holders electing to exercise their warrants to acquire common stock at a set price. Any funds we receive upon exercise of warrants would be used for general corporate purposes.

THE OFFERING

Common stock currently outstanding	195,958,389 shares

Common stock offered by the selling stockholders	68,327,129 shares
Common stock outstanding after the offering(1)	219,224,486 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock offered by this prospectus except proceeds from the exercise of options or warrants, if any.

OTC Bulletin Board symbol	EEGC

(1)	Assumes the full exercise of all warrants and options as well as the conversion of the full principal of the convertible debenture.

RISK FACTORS

You should carefully consider the following risk factors, together with the information contained in this prospectus, any reports we file with the SEC and the documents referred to herein. You should also be aware that the risks described below may not be the only risks relevant to your determination. Instead, these are the risks that we believe most material to your decision.

Risks related to our oil and gas business

We may not be able to meet our substantial capital requirements.

Our business is capital intensive. We must invest a significant amount in development and exploration activities. We are currently making and will continue to make substantial capital expenditures to find, develop and produce natural gas and oil reserves. If our capital resources diminish as a result of operating difficulties, we may not be able to meet the exploration expenditure requirements of our petroleum license – thus voiding the license. The license is our single most important asset and its loss would result in a substantial decrease in our ability to eventually become a profit-generating company.

We may not be able to obtain debt or equity financing to meet our capital requirements. Even if we acquire sufficient financing to meet the license expenditure requirements, we may not be able to obtain the capital necessary to undertake or complete future drilling programs or acquisition opportunities unless we raise additional funds through debt or equity financings. Moreover, our future cash flow from operations may not be sufficient for continued exploration, development or acquisition activities, and we may not be able to obtain the necessary funds from other sources.

We anticipate future losses and negative cash flow.

Great South Land has experienced negative cash flow since its inception. Since the merger, we have continued Great South Land’s operations in Tasmania in the same fashion that Great South Land did. We are strictly in the exploration phase and have no proven petroleum reserves. We will continue to incur significant expenses over the next several years with our operations, including further seismic studies and exploratory drilling. Based on the exploration results to date, we anticipate that the cost per commercial well, if further results justify attempts at commercial drilling, would be no less than $1.5 million each and an additional $2,500,000 to complete an exploratory well to make it a producing well.

Drilling partners may require participation interests which could decrease future profitability.

The pace of exploration and the level of operations will be determined by the amount of funding made available to us. If funding is limited, exploration could continue under agreements that provide drilling partners with a participation interest in a particular property we own. Under this type of arrangement, a drilling partner would invest in specific property and receive a negotiated interest in that property. This could reduce the potential profitability of the remaining interest in the property and reduce our ability to control and manage the property.

The success of our business depends upon our ability to find, develop and acquire oil and gas reserves.

Based on our previous testing of the area, we expect to find certain reserves of gas and oil that can be profitably exploited within our licensed area SEL 13/98 and the area encompassed within our application SEL 3/2006. There is, however, no guarantee that we will find reserves that we can economically produce. Future drilling activities will subject us to many risks, including the risk that we will not find commercially productive reservoirs. Drilling for oil and natural gas can be unprofitable, not only as a result of dry holes, but from productive wells that do not produce sufficient oil to return a profit. Also, title problems, weather conditions, governmental requirements and shortages or delays in the delivery of equipment and services can delay our drilling operations or result in their cancellation. The cost of drilling, completing and operating wells is often uncertain, and not all wells produce oil and gas. As a result, we may not recover all or any portion of our investment. Moreover, if natural gas and oil prices decline, the amount of natural gas and oil we can economically produce may be reduced, which may result in a material decline in our revenues and our reserves if we are ever able to establish reserves.

Estimates of oil and natural gas reserves that we make may be inaccurate.

The process of estimating oil and gas reserves is complex, and will require us to use significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each property. As a result, our reserve estimates, if any, will be inherently imprecise. If actual production results vary substantially from our reserve estimates or oil and gas prices drop, this could result in the impairment of our oil and natural gas interests.

Drilling new wells could result in new liabilities, which could endanger our interests in our properties and assets.

There are risks associated with the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, craterings, sour gas releases, fires and spills. The occurrence of any of these events could significantly increase our costs and cause substantial losses, impairing our future operating results. We may become subject to liability for pollution, blow-outs or other hazards. We will obtain insurance with respect to these hazards, but such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. The payment of such liabilities could reduce the funds available to us or could, in an extreme case, result in a total loss of our properties and assets. Moreover, we may not be able to maintain adequate insurance in the future at rates that are considered reasonable.

Abandonment expenses are difficult to estimate and may be substantial; unplanned costs could divert resources from other projects.

We may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which we use for production of oil and gas reserves. We have not yet determined whether we will establish a cash reserve account for these potential costs in respect of any of our current properties or facilities, or if we will satisfy such costs of abandonment from the proceeds of production in accordance with the practice generally employed in onshore oilfield operations. If abandonment is required before economic depletion of our properties or if our estimates of the costs of abandonment exceed the value of the reserves remaining at any particular time to cover such abandonment costs, we may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such abandonment costs could impair our ability to focus capital investment in other areas of our business.

Increases in our operating expenses will impact our operating results and financial condition.

Exploration, development, production, marketing (including distribution costs) and regulatory compliance costs (including taxes) will substantially impact the net revenues we derive from the oil and gas that we produce. While we believe we have access to a pipeline to deliver production to mainland Australia, there can be no guarantee this will remain the case and we could be forced to rely on more expensive cargo shipping to market our production. These costs are subject to fluctuations and variation in different locales in which we will operate, and we may not be able to predict or control these costs. If these costs exceed our expectations, this may adversely affect our results of operations. In addition, we may not be able to earn net revenue at our predicted levels, which may impact our ability to satisfy our obligations.

Penalties we may incur could impair our business.

Failure to comply with government regulations could subject us to civil and criminal penalties, could require us to forfeit property rights, and may affect the value of our assets. We may also be required to take corrective actions, such as installing additional equipment or taking other actions, each of which could require us to make substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. As a result, our future business prospects could deteriorate due to regulatory constraints, and our profitability could be impaired by our obligation to provide such indemnification to our employees.

A decline in natural gas and oil prices will adversely affect our financial results.

As a concern proposing to generate income from the exploitation of possible Tasmanian hydrocarbon reserves, any revenues we generate from those future operations would be highly dependent on the price of, and demand for, natural gas and oil. Even relatively modest changes in oil and natural gas prices may significantly change those revenues, our results of operations and our cash flows. Historically, the markets for natural gas and oil have been volatile and this volatility is likely to continue in the future. Prices for natural gas and oil may fluctuate widely in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the price of foreign imports;

•	overall domestic and global economic conditions;

•	political and economic conditions or hostilities in oil producing regions, including the Middle East and South America;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	development of alternate technologies; and

•	the price and availability of alternative fuels.

Competitive industry conditions may adversely affect our results of operations.

As a prospective independent natural gas and oil producer, we face strong competition in all aspects of our business. Many of our competitors are large, well-established companies that have substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for productive natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial and human resources permit. Additionally, our larger competitors may find it easier to line up less expensive drilling arrangements than we can due to prior working arrangements. This could result in a competitive disadvantage in our cost of production.

We may incur substantial costs to comply with environmental and other governmental regulations.

Our exploration and production operations are regulated extensively. We have made and will continue to make all necessary expenditures, both financial and managerial, to comply with the requirements of environmental and governmental regulations. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages to property, employees, other persons and the environment resulting from our operations could result in substantial costs and liabilities in the future.

Foreign currency exchange rate fluctuations may negatively affect our financial results.

We expect to sell our oil and natural gas production under agreements that will be denominated in the currency of the importing purchaser. Many of the operational and other expenses we incur will be paid in Australian dollars. As a result, fluctuations in the currencies of the importing purchaser against the Australian dollar could result in unanticipated and material fluctuations in our financial results. Local operations may require funding that exceeds operating cash flow and there may be restrictions on expatriating proceeds and/or adverse tax consequences associated with such funding.

Business Risks

We inadvertently violated Australian securities laws, possibly exposing us to civil and/or criminal liability.

When we initially acquired our stake in Zeehan Zinc Limited, as described in “Management’s Plan of Operation – Overview” below, we indirectly acquired what is termed a “relevant interest” under Section 606(1) of the Australian Corporations Act. On January 11, 2006, we received a notice from the Australian Securities & Investments Commission, notifying us that our acquisition violated Section 606(1) of the Corporations Act by acquiring in excess of 20% of the voting power of an unlisted company with more than 50 shareholders, without having an available exception. ASIC further notified us that remedies include:

•	Referral to the Takeovers Panel – The panel is the main forum for resolving matters arising under Chapters 6-6C of the Corporations Act, including takeover disputes. ASIC may make an application for a declaration of unacceptable circumstances under Section 657A of the Corporations Act and the panel may in turn, make any order that it thinks appropriate, including an order to protect the rights or interests of any person affected by the unacceptable circumstances.

•	Civil remedies – ASIC may apply under Section 1325A of the Corporations Act for an order of the court which may require that a person dispose of their securities or be restrained from exercising voting rights.

•	Criminal sanctions – The penalty for a contravention of Section 606 of the Corporations Act is a fine, imprisonment or both.

While we are cooperating with the Australian Securities and Investments Commission, it is unclear how they intend to proceed and what, if any, remedy they may recommend.

We may not be able to effectively manage our growth, which may harm our profitability.

Our strategy presumes business expansion. If we fail to effectively manage our growth, our financial results could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

•	expand our systems effectively or efficiently or in a timely manner;

•	allocate our human resources optimally;

•	identify and hire qualified employees or retain valued employees; or

•	incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

If we are unable to manage our growth, our operations and our financial results could be adversely affected which could diminish our chance of becoming profitable.

Our business may suffer if we do not attract and retain talented personnel.

Our success will depend in large measure on the abilities, expertise, judgment, discretion integrity and good faith of our management and other personnel in conducting our business. We have a small management team consisting of Malcolm R. Bendall, our President, Chief Executive Officer, and Chief Financial Officer, and John C. Garrison, our Secretary. The loss of either of these individuals or our staff in Tasmania or our inability to attract suitably qualified staff could materially adversely impact our business.

Our management team does not have extensive experience in public company matters, which could impair our ability to comply with legal and regulatory requirements.

Our management team has had limited U.S. public company management experience or responsibilities, which could impair our ability to comply with legal and regulatory requirements, such as the Sarbanes-Oxley Act of 2002 and applicable federal securities laws including filing on a timely basis required reports and other required information. Our management may not be able to implement and affect programs and policies in an effective and timely manner that adequately respond to increased legal or regulatory compliance and reporting requirements imposed by such laws and regulations. Our failure to comply with such laws and regulations could lead to the imposition of fines and penalties and further result in the deterioration of our business.

Integration of newly acquired businesses may increase costs and pull management attention away from our core business.

Our principal business is the exploration and extraction of petroleum and natural gas resources in our license areas in Tasmania. We have recently acquired a sizable interest in a lead, silver and zinc mining company in the area as well as a company owning interests in certain Chinese shelf food operations. There is a risk that the attention required to develop these other businesses may prevent us from pursuing every opportunity to develop our oil and gas program in the most efficient manner.

Market Risks

Our investment in Zeehan Zinc could require us to register under the Investment Company Act.

The Investment Company Act of 1940 regulates mutual funds and other collective investment funds defined as “investment companies” under the statute. One of the definitions includes any company 40% of more of whose assets are made up of securities of issuers in which the Company owns less than 50% of the voting securities. On September 7, 2005 we agreed to acquire, and on November 6, 2005 we closed the purchase of, Cyber Finance Group, Ltd., whose sole asset is a minority stake in Zeehan Zinc. We currently believe the present value of this investment represents less than 40% of our total assets as calculated in compliance with SEC rules under the Investment Company Act. If in the future the value of the Zeehan Zinc investment plus any other holdings of investment securities we may have at that time exceeds 40% of our total assets, calculated as required by the Act, we could be required to register as an investment company under the Act. We believe registration under and compliance with the Investment Company Act would prevent the ongoing effective operation of the Company.

The trading price of our common stock may be volatile.

Our common stock trades on the OTC Bulletin Board. The OTC Bulletin Board is not an exchange. Trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange or NASDAQ. You may have difficulty reselling any of the shares that you purchase from the selling shareholders. We are not certain that a more active trading market in our common stock will develop, or if such a market develops, that it will be sustained. Sales of a significant number of shares of our common stock in the public market could result in a decline in the market price of our common stock, particularly in light of the illiquidity and low trading volume in our common stock.

This situation has been exacerbated by the fact that the company has been involuntarily registered on the Berlin Stock Exchange which makes the company shares susceptible to sale by parties not in physical possession of stock (naked shorts). These transactions can have both short and long term effects on the company share price and can introduce extreme, random and irrational volatility into the marketplace. Attempts by Empire to remove the listing to date have failed.

The trading price of our common stock may not reflect its value.

The trading price of our common stock has, from time to time, fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors including the risk factors set forth herein, as well as our operating results, financial condition, general conditions in the oil and gas exploration and development industry, market demand for our common stock, various other events or factors both in and out of our control. In addition, the sale of our common stock into the public market upon the effectiveness of this registration statement could put downward pressure on the trading price of our common stock. In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have a negative effect on the market price of our common stock.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or at all. Investors cannot be assured that they will receive a positive return on investment or that they will not lose the entire amount of their investment in our common stock.

Applicable SEC rules governing the trading of “penny stocks” limit the liquidity of our common stock, which may affect the trading price of our common stock.

Our common stock currently trades on the OTC Bulletin Board. Since our common stock continues to trade well below $5.00 per share, our common stock is considered a “penny stock” and is subject to SEC rules and regulations that impose limitations upon the manner in which our shares can be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination for the purchaser and receive the written purchaser’s agreement to a transaction prior to purchase. These regulations have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward looking statements can be identified by the use of terms and phrases such as “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions “may,” “could,” “should,” etc. Items contemplating or making assumptions about, actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Although forward-looking statements in this report reflect the good faith judgment of our management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected. We will have little likelihood of long-term success unless we are able to continue to raise capital from the sale of our securities until, if ever, we generate positive cash flow from operations.

USE OF PROCEEDS

This prospectus relates to the resale of certain shares of our Class A common stock that may be offered and sold from time to time by the selling stockholders. This prospectus also relates to shares of our Class A common stock to be issued to persons who exercise warrants. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we will receive proceeds from the exercise of any warrants or options and we will use any such proceeds for general working capital purposes.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “EEGC”.

As of June 30, 2006, we had 195,958,389 shares of our Class A common stock outstanding held by approximately 1,378 shareholders of record and 102,314 shares of our Class B common stock outstanding, held by approximately 471 shareholders of record. Some of the 195,958,389 shares were issued in transactions exempt from registration and are being registered with this prospectus.

The following table sets forth the range of high and low closing bid quotations for our common stock since our common stock was listed on the Over-the-Counter Bulletin Board. The quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

Period Ended	High	Low
March 31, 2004	$1.40	$0.80
June 30, 2004	$1.45	$0.85
September 30, 2004	$0.99	$0.42
December 31, 2004	$0.63	$0.21
March 31, 2005	$0.82	$0.25
June 30, 2005	$0.56	$0.22
September 30, 2005	$0.20	$0.12
December 31, 2005	$0.20	$0.11
March 31, 2006	$0.18	$0.11
June 30, 2006	$0.30	$0.14

At August 1, 2006, the bid price of the Company’s Class A common stock was $0.14.

The Company has not paid any dividends on its common stock and the board of directors presently intends to continue a policy of retaining earnings, if any, for use in the Company’s operations and to finance expansion of its business. The declaration and payment of dividends in the future, of which there can be no assurance, will be determined by the board of directors in light of conditions then existing, including earnings, financial condition, capital requirements and other factors. There are no restrictions that currently materially limit the Company’s ability to pay dividends or which the Company reasonably believes are likely to limit materially the future payment of dividends on common stock.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities’ laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form as the Commission shall require by rule or regulation. The broker-dealer also must provide to the customer, prior to effecting any transaction in a penny stock, (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, if our common stock becomes subject to the penny stock rules, stockholders may have difficulty selling those securities.

MANAGEMENT’S PLAN OF OPERATION

Overview

We are a development stage oil and gas exploration company, devoting substantially all of our efforts to raising funding to support our exploration and development of sub-surface hydrocarbons in commercial quantities in Tasmania, Australia. We presently possess 13.2% of the outstanding shares of Zeehan Zinc Limited, a zinc, lead and silver mining company located near our license area in Tasmania. We have also recently acquired a 51% interest in Pacific Rim Foods Ltd., a Mauritius-based entity with interests in the Chinese shelf foods industry. In May 2006, we acquired Expedia International Limited, a company incorporated in the British Virgin Islands that has entered into a joint venture with Batego Limited, a Hong Kong corporation, for the development and exploitation of certain intellectual property held by Batego.

Our principal business is the exploration for petroleum/natural gas in Tasmania, Australia through our wholly-owned subsidiary and operating company, Great South Land Minerals Ltd, which we acquired pursuant to a share exchange finalized in April of 2005. Great South Land operates pursuant to a license issued by the Tasmanian Minister for Infrastructure, Energy and Resources which license is subject to minimum expenditures over its term and is, at the Minister’s discretion, subject to forfeiture for failure to complete the necessary infrastructure expenditures. We are currently in the midst of completing an 1,150 kilometer line of 2D seismic over the license premises at an expense of approximately AUD $6 million which we believe will satisfy our current required expenditures. While this 2D seismic work was to be completed in 2005, as a result of the unavailability of required seismic equipment, the project commenced during the second quarter of 2006 and is expected to be completed prior to the end of the first quarter of 2007. We have received sufficient results for us to apply with the regulator for permission to commence exploratory drilling at five sites within the licensed area prior to the end of 2006, beginning with Lachish #1 which has already received approval. Each well is expected to cost approximately $1.5 million and, if in our judgment, we discover adequate producible reserves of oil and gas, we will need to expend an additional $2.5 million to complete each well. As a result of this expense, it is likely that we will enter into a joint venture type of arrangement with a driller/operator in accordance with normal industry practice.

We acquired our interest in Cyber Finance Group Limited, a privately-held Hong Kong entity, in an exchange offer whereby we issued 37.5 million shares of our common stock, representing 33% of our then issued and outstanding common stock, in exchange for all outstanding ownership interests of Cyber. At the time of Empire’s acquisition of Cyber, that company held approximately 12,745,407 ordinary shares (37.5%) in Zeehan Zinc, an unlisted Australian registered company with a total issued share capital of approximately 33,986,863 ordinary shares at the date of the transaction. Since the date of transaction, Zeehan Zinc has issued additional ordinary shares and Cyber has reduced its holding to 7,445,407 ordinary shares, decreasing Cyber’s relative shareholding to 13.2% of the total issued and outstanding Zeehan Zinc shares. Empire reduced Cyber’s shareholding in Zeehan Zinc pursuant to an agreement with Batego to enter into the development of new technology relating to innovative mining treatment methods, as described below.

We see the application of new technologies to the Zeehan mine as an important initiative in the push for a reduction in mining costs and possibly as a significant driver for increased revenue by potentially being able to extract all the metals from the mining stream with no waste and without the attendant costs of waste disposal. Expedia International, a fully-owned subsidiary company of Empire has therefore been created to hold the world marketing rights for innovative and novel technologies that Batego Limited, an independent company with whom Empire has negotiated exclusivity arrangements, has developed. We have, through Expedia International, secured a license for the exclusive world marketing rights of the intellectual property of Batego, (excluding some minor third party rights), in exchange for the transfer of 15,000,000 shares of our Class A common stock, and 5,000,000 ordinary shares of Zeehan Zinc from Cyber to Batego. Third party rights include exclusive rights for exploitation of the nanokey ball mill in the gold mining industry globally and a non-exclusive license to use the nanokey ball mill to manufacture polymers from the non-ore remainder at mines.

One of the projects to facilitate cost reductions at the Zeehan mine is the full implementation of the nanokey ball mill technology which we believe will enhance cost-effective crushing of ores and will facilitate extraction of metals without the usual and associated environmental discharges associated with customary production practices. The nanokey ball mill utilizes kinetic energy, electricity and ultrasonics to process a wide range of granular materials down to sub-micron-sized particles and facilitates mass/chemical reactions requiring high pressures and temperatures. The mill accomplishes this through a combination of ultrasonic energy, rapid energy dissipation, and applied voltages of selected frequency and waveform, resulting in what we expect to be a substantial reduction in capital requirements and operating crushing costs for granular material compared with that of conventional mechanical ball and rod mills. We believe that if we are successful in using the nanokey ball mill technology at Zeehan Zinc, that we will be able to sell this licensed technology throughout the mining industry and create a second profit center for Empire.

Expedia International is currently planning to introduce the nanokey ball mill into Zeehan Zinc to improve the cost-effectiveness of that operation, with the terms of use well-defined in the agreement between Batego and Expedia International and financial risk limited to the initial development investment. Expedia International is also actively pursuing wider applications with trials planned or currently under testing to determine the applicability of the science to other industrial applications. Tests are currently underway to verify the results from Zeehan Zinc ores in an experimental pilot plant, and commissioning of a commercial unit is anticipated in the first quarter of 2007.

On March 21, 2006, pursuant to a subscription agreement with RAB Special Situations (Master) Fund Limited, a British investment fund, we issued 17,100,000 shares of our Class A Common Stock, together with warrants entitling the holder to acquire an additional 8,550,000 shares, in exchange for $1,881,000, which we are using for general corporate purposes. The warrants are exercisable at a price of $0.13 over an exercise period of three years. We covenanted in the subscription agreement to register the issued shares as well as the shares underlying the warrants. On the same date, we sold $1.5 million of our 6% convertible debenture and a Class B Warrant offering up to 5 million shares exercisable at $.15 per share for 3 years. The convertible debenture matures on March 14, 2008, pays interest in arrears semi-annually, is convertible at the holder’s discretion and has an initial conversion price of $0.18 per share. RAB Special Situations also purchase this offering. RAB Special Situations (Master) Fund Limited represented itself as a non U.S. person. Libertas Capital, a U.K. investment banking firm, acted as our financial adviser in exchange for 4,065,000 shares of our Class A common stock (equal to 10% of the RAB shares issuable) as their fees for those services. We relied on Regulation S as the exemption from registration as the offering was conducted entirely overseas and the investor is a non-U.S. person. The convertible debenture and both of the warrants have restrictions on transferability in compliance with U.S. securities laws.

Our twelve-month plan of operation

We currently have four wholly-owned subsidiaries, Great South Land, Cyber, Bob Owen & Co., and Expedia International and own 51% of Pacific Rim Foods, Ltd. Great South Land undertakes all of our Tasmanian operations. Cyber holds a 13.2% stake in Zeehan Zinc Ltd. Although we have a letter of intent with the board of directors of Zeehan Zinc to acquire the balance of the Company, as discussed in detail above, we now expect the Zeehan Zinc acquisition not to be commercially feasible. Bob Owen & Co. is not actively conducting business. Expedia International is a company incorporated under the laws of the British Virgin Islands and was acquired to act as our joint venture counter-party with Batego Limited in developing and exploiting intellectual property owned by Batego. Pacific Rim Foods, Ltd. has interests in the Chinese shelf stable foods industry.

Great South Land’s principal asset presently is its tenement in Tasmania, SEL 13/98. The terms of the Great South Land lease SEL 13/98 set by Mineral Resources Tasmania, the local authority under the Department of Industry, Energy and Resources of Tasmania, require the Company to expend no less than AUD $17,200,000 on exploration and development in scheduled increments over five years. As discussed more fully below, we have recently received proceeds from a financing of $3.4 million that funded the initial AUD $2 million prepayment made to Terrex Seismic and we are currently negotiating to acquire further funding to cover the balance of the survey costs. This investment complies with the majority of our expenditure obligations for the second quarter of 2006, but our expenditures are still less than those required under the terms of the license. We have successfully completed 150km of 2D Seismic that has defined the Southern portion of the Bellevue Dome and discovered a new structure which we have named the Thunderbolt Anticline. We believe these structures are over 1000 sq km in area and have the potential to contain substantial oil and gas reserves.

During the first quarter of 2006, we raised in private offerings approximately $3.4 million by issuing shares of common stock, Class A and Class B warrants and a convertible debenture in the amount of $1.5 million. Proceeds were used to repay a short-term promissory note in the amount of $1 million without interest, make a substantial deposit on the seismic surveys to be performed by Terrex in SEL 13/98, purchase certain inventory for our Pacific Rim Foods subsidiary, extend a loan to Zeehan Zinc and for other general corporate purposes. We will need approximately an additional AUD $4.5 million for Terrex to complete the seismic survey, which will be payable early in the third quarter of this year. Once Terrex completes the survey, it is our intent to commence drilling our first exploratory well at Lachish No. 1, assuming the seismic survey confirms our geologic information. The Company intends on calling on M&R Associates (Primeline) to engage in a joint venture with respect to two locations that they have chosen to drill on within their joint venture area, and have also commenced negotiations with certain contacts based in China for additional exploration joint venture partners which joint ventures we believe may be consummated before the end of the third quarter. We expect the seismic survey to continue through the first quarter of 2007 and our drilling campaign will trail the Stage 1 seismic, which has now been completed. We hope to drill five additional pre-collar holes during the third quarter of 2006, if we have sufficient funds to do so.

With respect to our Pacific Rim Foods Ltd. subsidiary, we acquired our 51% interest in this entity in consideration of issuing 9,000,000 shares of our common stock to Pacific Rim Foods Ltd. Pacific Rim is controlled by Mr. Tad Ballantyne, a director of Empire, who has been principally engaged in the food processing industry for a substantial part of his career. Mr. Ballantyne has substantial contacts in China and has negotiated on behalf of Pacific Rim (1) the acquisition of the brand name “Jimei,” subject to certain terms and conditions of a Transfer Agreement; (2) the purchase of canned inventory, subject to Inventory Purchase Agreements; (3) a contract to acquire a 49% interest in Jilin Jimei Foods Ltd. with its canning facilities located in Jilin Province, subject only to Pacific Rim approval of a balance sheet audit which is to be received by the end of June 2007; and (4) a two-year lease of a canning facility and of agricultural acreage in Liaoning Province. These activities were completed using the $300,000 advance from Empire Energy made to Pacific Rim in March 2006 and proceeds from sales of Pacific Rim convertible preferred stock.

During the third and fourth quarters of 2006, Pacific Rim expects to (1) acquire majority control of Jilin Jimei Foods Ltd.; (2) make additional inventory purchase agreement advances to complete 2006 inventory production; (3) identify additional potential facility acquisition targets consistent with Pacific Rim’s goal capacity of eight facilities and commence initial acquisition discussions with identified targets; and (4) consider a listing on the AIM Market in London. To accomplish these goals, Pacific Rim will need to raise approximately $1,000,000 through either debt or equity raises of which $470,000 was raised in an offering of convertible preferred shares and about $300,000 from a second offering of convertible preferred shares. Conversion of these preferred shares or exercise of attached warrants will be fulfilled from Empire Energy shares issued to and held in escrow by Pacific Rim. As a result of Pacific Rim’s early success at raising working capital, we do not believe Pacific Rim Foods needs any additional funds from Empire Energy prior to becoming fully operational.

Zeehan Zinc has entered into a letter of understanding with Libertas Capital, a London-based investment banking firm, to assist it in financing the opening of the mining operations and infrastructure necessary to commence operations on these tenements. Libertas Capital has also agreed to consider floating up to 40% of Zeehan Zinc on the London Exchange Alternative Investment Market. During the balance of this year Zeehan Zinc expects to raise and expend approximately $25 million for infrastructure, completing the gravity plant, upgrading the crushing mill, building access roads, completing environmental planning and design for the access roads, and the design and planning of a tailings dam and test pits as well as increasing staff by approximately thirty. The majority of these funds are expected to come from the capital-raising efforts being negotiated by Libertas Capital. Zeehan Zinc believes it has also concluded negotiations with RAB Special Situations (Master) Fund Ltd. in August 2006 to obtain funds necessary to purchase the bonds required by its mining licenses. During the third quarter of 2006, we expect to be able to finish the gravity plant and mill upgrade, to complete planning for the installation of a floatation plant and finish our exploratory drilling program and gravity surveys necessary pursuant to our lease obligations to the Department of Industry, Energy and Resources of Tasmania.

We intend in the first quarter of 2007 to set up a nanokey ball mill which will be used to liquefy the ore extracted from the mines which is a more environmentally friendly method of separating valuable metals from ore and also permits the manufacture of building materials from the residual materials. During the first quarter 2007, we intend on setting up the initial trial of the nanokey ball mill. During that same quarter, we expect Zeehan Zinc to commence mining operations through open pit mine developments. At the present time, management of Zeehan Zinc believes that it should be able to commence production of ore concentrates for shipment to a smelter in the second quarter of 2007, although, Zeehan Zinc does not expect to generate revenue until the second quarter of 2007.

During the second quarter of 2006, a subsidiary of Empire, Expedia International, entered into a joint venture agreement whereby it will have a substantial operating role in developing and exploiting an exclusive license held by the joint venture for the nanokey ball mill technology. While this technology is currently being developed for use on Zeehan Zinc properties, management believes it has several other significant markets which we plan to develop commencing in approximately the last quarter of 2006. These technologies include the building materials discussed above, as well as production of ink products.

Liquidity and future capital requirements

On June 30, 2006, the Company had $368,060 in cash, $271,444 in prepayments of exploration costs, $160,709 in receivables and $3,623,587 in current liabilities. The liabilities include approximately $500,000 in convertible debentures and the remainder substantially in trade payables and accrued expenses. Net cash used in operating activities for the six months ended June 30, 2006 was $2,372,425 compared to $328,923 for the six months ended June 30, 2005. Cash used in investing activities during the six months ended June 30, 2006 was $1,130,702 loaned to Zeehan or invested in China. No cash was used in investing activities for the six months ended June 30, 2005. Net cash provided by financing activities was $1,500,000 from sale of convertible debentures and $1,881,000 from sale of common stock and $460,000 from the sale of preferred stock in our subsidiary during the six months ended June 30, 2006. Net cash of $259,429 was provided by financing activities during the three months ended June 30, 2005. Additional financing will be needed to develop the license property and pursue the company’s business plan.

Results of operations

Since the inception of our current business plan following our merger with Great South Land in 2005, our operations have consisted primarily of various start-up activities relating to our current business, including seeking institutional investors, locating joint venture partners, engaging firms to conduct seismic surveys in order to comply with leasehold conditions, incurring strategic investments and developing our long term business strategies.

During the six months ended June 30, 2006, the combined Company generated no revenue. The combined Company generated a loss of $5,676,225 by incurring general & administrative expenses of $2,207,119, primarily legal, accounting, auditing and consulting expenses required to maintain the corporate existence and incurred $1,567,142 to pursue the Great South Land exploration activities and Zeehan Zinc development activities. During the quarter ended June 30, 2005, the Company (then Great South Land alone) also generated no revenue. The Company generated a loss of $990,365 primarily by incurring $814,572 from general and administrative expenses while pursuing the merger of Great South Land and Empire.

Critical accounting policies

The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management’s estimates are based on the relevant information available at the end of each period.

Principles of Consolidation: The consolidated financial statements include the accounts of Empire (the “Parent” entity) and its wholly owned or controlled subsidiaries. All significant inter-company balances and transactions have been eliminated on consolidation.

Equity Investment: In November 2005, Empire acquired a British Virgin Islands Company, Cyber Finance Group Limited in exchange for 37.5 million shares of newly issued Empire common stock. The sole asset of Cyber at that time was an investment of 12,745,407 shares of common stock in Zeehan Zinc, then representing approximately 37.5% of the total outstanding shares of Zeehan Zinc. This investment was accounted for using the equity method. Under this method the investment is recorded at cost on a single line on the balance sheet when the investment is made and the Company records its proportional share of the results of operations on a single line on the statement of operations.

Going Concern and Liquidity: Empire is in the development stage, devoting substantially all of its efforts to exploration and raising financing. Empire has substantially funded its operations with proceeds from the issuance of common stock. In the course of its exploration activities, Empire has sustained operating losses and expects such losses to continue for the foreseeable future. Empire will finance its operations primarily through cash and cash equivalents on hand, future financing from the issuance of debt or equity instruments and generation of revenues once commercial operations get underway. However, the Company has yet to generate any significant revenues and has no assurance of future revenues. To management’s knowledge, no company has yet successfully developed sub-surface hydrocarbons in commercial quantities in Tasmania. Even if development efforts are successful, substantial time may pass before revenues are realized.

Revenue Recognition: Interest revenue is recognized as it accrues, taking into account the effective yield on the financial asset. Other revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time product is delivered.

Capitalization of Oil and Gas Expenditures: Acquisitions costs for proved and unproved properties are capitalized when incurred. Costs of unproved properties are transferred to proved properties when proved reserves are found. Exploration costs, including geological and geophysical costs and costs of carrying and retaining unproved properties, are charged against income as incurred. Exploratory drilling costs are capitalized initially; however, if it is determined that an exploratory well does not contain proved reserves, the capitalized costs are charged to expense, as dry hole costs, at that time. Development costs are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface are generally expensed.

Receivables: The collectibility of receivables is assessed and an allowance is made for any doubtful accounts. Receivables at December 31, 2005 have been reduced by an allowance of $29,204 compared to $Nil the previous year.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation: The functional currency of Great South Land is the Australian dollar. Financial statements for Great South Land are translated into United States dollars at year end exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when capital transactions occurred.

Off balance sheet arrangements

Empire has no off-balance sheet arrangements.

DESCRIPTION OF BUSINESS

Our principal business is the exploration for petroleum/natural gas in Tasmania, Australia via our wholly-owned subsidiary Great South Land Minerals Limited. Empire in its present form began in April 2005, when it acquired via reverse merger the Tasmanian company Great South Land, then a publicly held Australian company. Prior to the acquisition, we had divested ourselves of all assets and most liabilities and had been seeking opportunities in the oil and gas sector which our board felt were best met by the merger with Great South Land.

We are still in the exploration stages and have not yet produced any natural resources or revenues. As an exploration company without proven reserves, we cannot guarantee we ever will earn revenues or pay dividends. A description of our leaseholds where we have exclusive rights to explore for gas, oil and helium is set out in the section “Description of Properties” below. At present we are primarily fund-raising to continue the exploration of our leasehold tenement and have diversified our business slightly to facilitate financing opportunities.

We have recently expanded our business activities to include an interest in Zeehan Zinc Limited, a base metal and precious metal mining concern located near the Tasmanian oil operations. We indirectly acquired 37.5% of the then issued and outstanding shares in November 2005. Zeehan Zinc has since issued equity in consideration for cancellation of outstanding debt, and Cyber has sold some shares on the market and has transferred part of its holding in Zeehan Zinc to Batego, pursuant to an agreement to exploit technology of Batego relevant to the mining industry, which issue and transfer have combined to dilute our indirect share ownership in Zeehan Zinc to 13.2%. We have a letter of intent to acquire all outstanding shares of Zeehan Zinc by offering shares of our Class A common stock as consideration, but subsequent market events, namely the substantial increase in the value of the Zeehan Zinc shares, and the capital fund-raising needs of Zeehan Zinc have made such an offer commercially non-viable. Due to the effect on transaction viability caused by intervening events, we view the letter of intent as having expired.

We have a controlling interest (51%) in Pacific Rim Foods Limited and a wholly-owned subsidiary Expedia International Limited but, although management sees each as important in the future, neither is presently material to our business.

To date, Great South Land has not yet produced any revenues. Great South Land is in the exploratory stages, although we believe the license area shows the potential for economically exploitable reserves. In the last three years, Zeehan Zinc has not generated any revenues, however, Zeehan Zinc expects to commence generating revenue in the first quarter of 2007.

Background

Empire

Empire is headquartered in Lenexa, Kansas (Kansas City area). Empire was incorporated in November of 1983 in the state of Utah. We are a reporting company under the Securities Exchange Act of 1934 whose common shares trade on the OTC bulletin board under ticker symbol EEGC.

Empire was incorporated in November of 1983 in the state of Utah under the name Medivest, Inc. Medivest engaged in various business enterprises and eventually filed for protection under the bankruptcy laws. Medivest emerged from bankruptcy and had its corporate charter reinstated in 1995 but remained inactive until 1999 when Peterson & Sons Holding Company acquired control by purchasing a majority of the then outstanding shares of Medivest from the majority shareholder and the shareholders of Medivest approved a change of name from Medivest Inc. to Empire Energy Corporation and Empire commenced commercial activity in the oil and gas industry. Empire raised $500,000 in 1999 by way of the sale of convertible debentures which debentures have since been converted at $1.00 per share.

In November 2000, Empire acquired a working interest in a natural gas field in Texas. On 29 June 2001, Empire acquired Commonwealth Energy Corporation, a Canadian company primarily engaged in the acquisition and exploration of petroleum and natural gas properties in the United States. Commonwealth Energy Corporation had two wholly owned subsidiaries, Blue Mountain Resources Inc. and Commonwealth Energy (USA) Inc. with production and/or prospects located in the states of Oklahoma, Texas and Wyoming.

During 2001 and 2002, Empire experienced liquidity problems related to the Commonwealth merger cost being more than expected and the cost associated with the unsuccessful attempt to establish economic production from the Bedsole No. 1 well in Leon County Texas. As a result, during 2002, Empire sold its interest in the Bedsole Unit, the Parker County, Texas properties and the Tennessee production to partially pay liabilities. Empire sold the Coleman County, Texas properties in 2003. In preparation for the acquisition of Great South Land, the interest in a prior project was transferred to shareholders of Empire in 2004. The two subsidiaries were sold in March 2004 along with all remaining assets of Empire in exchange for assumption of all liabilities of the corporation.

To assist in the financing of Great South Land and its acquisition, on July 2, 2004, Empire merged with Bob Owen & Company, Inc., a Kansas corporation. As a result of the merger, Bob Owen & Co. became a wholly-owned subsidiary of Empire, all outstanding shares of Bob Owen & Co., capital stock held by its sole stockholder were converted into 100,000 shares of Empire common stock and Empire assumed primary obligation under a Convertible Debenture Purchase Agreement dated as of July 2, 2004 by and between Bob Owen & Co., and HEM Mutual Assurance LLC, an accredited investor located in Minneapolis, Minnesota, pursuant to which Bob Owen & Co., sold and issued convertible debentures to HEM (now converted) in an aggregate principal amount of $500,000. Those debentures converted into a total of 6,925,000 shares of Empire common stock from July 2004 until February 2006 when the last debentures converted.

In April 2005, we concluded an exchange offer for all of the issued and outstanding shares of Great South Land. We acquired 100% control of Great South Land in July of that year in exchange for 62,426,782 shares of our common stock.

On August 17, 2005, the Company’s shareholders approved a resolution increasing the authorized shares of common stock from 100 million to 300 million shares.

Great South Land

In 1984, Conga Oil Proprietary Limited, a predecessor company of Great South Land, was formed to carry out a limited stratigraphic exploration program on a 50 square kilometer license, EL 10/84 encompassing wells drilled in 1916 and 1929. In 1988, EL10/84 was incorporated into a new permit EL 1/88, covering an area of 3,500 square kilometers.

In 1989, Condor Oil Investments Unit Trust No 1 was established to provide tax effective investment opportunities to certain investors and to acquire the assets, exploration licenses and permits held by Conga Oil. In 1992 Condor Oil took over responsibility for exploration and during this period up to and including 1994 produced several consultants’ reports. In 1994, Condor Oil commenced the first three stratigraphic wells, Shittim #1, Jericho #1, and Gilgal #1 on North Bruny Island. These stratigraphic wells produced shows of hydrocarbon gas and helium.

During 1995 Great South Land Minerals Proprietary Limited was incorporated. The Company was formed to acquire the assets and licenses of Condor Oil. Two further licenses were added to the portfolio and the Company increased its exploration activities. Over the period 1995 to 1998 the Company undertook further collaborative studies and appointed independent consultants to undertake various reviews.

In March 1998 Great South Land Minerals Proprietary Limited changed from a private to a public company, Great South Land, by way of a Special Resolution approved by shareholders. In 1999, Great South Land acquired rights to the largest onshore petroleum license in Australia, Special Exploration License SEL 13/98. SEL 13/98

initially comprised 30,356 square kilometers and covered the whole Tasmania Basin. This license was created in June 1999 by incorporating areas covered by permits EL l/88, EL 9/95 and EL 21/95 into a special exploration license covering all of the accessible area of the Tasmania Basin.

In 2001, the Australian Federal Government, through the Australian Research Grants Scheme awarded the University of Tasmania and Great South Land a AUD $417,000 Research and Development grant to study the petroleum systems in Tasmania. This grant is enabling a team of university and Great South Land geoscientists to develop a computer model for the geological, tectonic and fluid flow evolution of central Tasmania for the last 500 million years. The grant was supported by an AUD $268,000 payment from Great South Land above the AUD $417,000 grant from the government, making the total spent on research AUD $685,000.

In 2000, Great South Land undertook the first major regional seismic survey to be carried out onshore Tasmania, completing in 2001. It is the director’s understanding that the 660 kilometer line survey, coupled with prior studies established that large geological structures, with the potential to be petroleum traps, exist south of Launceston and under the Central Highlands.

Early in 2002, Great South Land signed an Exploration Agreement with OME Resources Australia Pty Limited by which OME would earn a joint venture interest of 15% in SEL 13/98 by conducting drilling and related work. This commitment by OME was intended to satisfy the minimum work requirements for SEL 13/98 until June 2003.

However, a dispute subsequently arose between Great South Land and OME as to whether OME had complied with certain of its obligations under the exploration agreement. The parties were able to settle their differences and recorded their agreed position in a settlement agreement dated August 8, 2003. One of the terms of that settlement agreement was to the effect that Great South Land and OME would jointly approach the Tasmanian Minister for Infrastructure Energy and Resources for his consent to vary the terms of SEL 13/98 held by Great South Land in accordance with the variance agreed between OME and Great South Land. The effect of that variance was that Great South Land would surrender the right to explore for coal bed methane over the area of SEL 13/98 to OME.

The varied SEL 13/98 was signed by the Minister on October 28, 2004. OME and Great South Land entered into a further agreement on September 14, 2004 confirming that there are no outstanding claims or disputes between the parties and that the exploration agreement is terminated and of no further effect.

Great South Land and its predecessor companies have researched the potential for oil and gas discovery and have shown the Tasmania Basin as being similar in geological terms to major oil producing regions such as Oman and the Cooper Basin. Tests by these companies have also demonstrated, and five independent consulting petroleum geologists have confirmed, that the Tasmania Basin is prospective for oil, hydrocarbon gases and helium.

Operations

As of the date of this prospectus, Empire has two administrative employees. Contracted management and professional services were rendered by John Garrison (Director) and Malcolm Bendall (Principal/CEO) during the period.

Great South Land employed seven full-time administration staff and the contracted management services of Dr. Clive Burrett (Geologist/Director) and Mr. Malcolm Bendall (Chairman).

For the purposes of disclosure within this report, Zeehan Zinc through its subsidiary operation, Oceania Tasmania Pty Ltd, employed seven persons including a senior full-time Geologist. The contracted management services were provided by Mr. David Tanner (ex-Director) and Dr. Clive Burrett (Geologist/Director). Exploration and development activities commission industry specialized in contracted services by the companies from time to time.

Australian law and regulation of our industries

Great South Land & Zeehan Zinc operations are under the operational jurisdiction of Mineral Resources Tasmania, a state government body assigned to govern mining and resource development within the State of Tasmania, Australia. Various pieces of legislation govern administration of natural resources businesses such as Great South Land and Zeehan Zinc, including The Mineral Resources Development Act, 1995, which provides for the development of mineral resources consistent with sound economic and environmental land use under Australian law.

Environmental controls are imposed within the provisions of the Environmental Management and Pollution Control Act 1994 which has as its fundamental basis the prevention, reduction and remediation of environmental harm, including environmental nuisance and its adverse effect on the environment. Permits are issued in accordance with Land Use Planning and Approvals Act 1993 in respect of proposed use or development affecting the leased land.

Each of Great South Land and Zeehan Zinc uses bonds to ensure that sites are adequately rehabilitated so that there are no remaining environmental or safety hazards requiring remediation in the event of failure of the respective company to carry out site remediation obligations and is consistent with other Australian jurisdictions. Zeehan Zinc has supplied the below bonds or bank guarantees in respect of the following mining or exploration activities:

•	Road maintenance bond $10,000 AUD

•	Environmental bond for rehabilitation (Comstock Mine) $255,000 AUD. Subject to review of mining operations.

•	Environmental bond for rehabilitation (Oceana Mine) $9,600 AUD. Subject to review of mining operations.

•	Performance bond, $5000 AUD for EL 18/2003, EL 20/2002 & EL 30/2002

•	Private landowner bonds, $2000 AUD

Great South Land has a guarantee and bond in the amount of $75,000 AUD.

Our strategy

The exploration objective of Great South Land is to discover commercial quantities of oil and gas on onshore Tasmania. Great South Land’s current exploration strategy is based on an extensive seismic and drilling program involving the acquisition of at least 2,000 line kilometers of seismic data, and is designed to

•	determine the extent of the two petroleum systems that have been outlined within the SEL 13/98 leaseholder;

•	define potential petroleum targets; and

•	test potential targets through a drilling program.

On the basis of research carried out mainly in the last five years, two petroleum systems have been identified on onshore Tasmania: an Ordovician Early Devonian Larapintine System within the Wurawina Supergroup below the Tasmania Basin and a Permo-Triassic Gondwana System within the Parmeener Supergroup of the Tasmania Basin.

The mainly oil prone Gondwona Petroleum System is considered more prospective than the mainly gas prone Larapintine Petroleum System. Maturation of the Gondwona Petroleum System increases towards the south of the basin, being undermature in the north to possibly overmature for oil in the south, whereas reservoir quality increases towards to north. Faulting is much more intense in the southern half than in the northern half of the basin, thereby reducing trap size and increasing the risk of seal breaching. Additionally, the centre of the basin has not been uplifted to the extent of areas in the Central Highlands and in the south. Great South Land therefore proposes an exploration program that concentrates seismic exploration in the central parts of the Tasmania Basin and also explores the potential of the Larapintine Petroleum System under the Central Highlands.

To date Great South Land has not drilled seismically defined targets and the Company aims to define accurately as many targets as possible before drilling exploration holes. Stratigraphic wells will be drilled in order to increase geological and petrophysical knowledge of what is still a frontier basin. The seismic survey agreement with Terrex Seismic described below should provide many details we need to commence drilling. We expect to drill our first exploratory well at Lachish No. 1 in August of 2006, assuming the seismic reports return support for this operation. If we have sufficient funds, we expect to drill no less than four more exploratory wells by the end of the fourth quarter of 2006. We are also simultaneously pursuing joint venture opportunities to determine whether such ventures might provide commercially acceptable routes for exploring our leasehold.

Recent Developments

On September 28, 2005, Great South Land signed a seismic services agreement with Terrex Seismic Pty Ltd., an Australian company specializing in seismic survey work. Under the terms of the agreement, Terrex, will provide approximately 1150 line kilometers of 2D seismic spread throughout SEL 13/98 and Empire’s application area SEL 03/2006. Terrex is responsible for line positioning, survey work, traffic management and seismic recording services. This work will substantially comply with many of the lease obligations imposed by the Tasmanian regulator as conditions for approval of the lease. Great South Land expects the total costs under the Terrex contract to be approximately AUD $6,010,000, exclusive of taxes.

The Terrex budget described below had been initially planned to commence in 2005, but was delayed due to unavailability of seismic equipment. The budget has been rescheduled to apply to the second, third and fourth quarters of 2006, and the first quarter of 2007. The budget below includes work in addition to the seismic contract described above and therefore has totals in excess of AUD $6,010,000.

Annual Budget for Drilling, Seismic and Exploration Work

period April 1, 2006 to December 30, 2007

(all numbers in Australian dollars)

Activity	Q2 ‘06	Q3 ‘06	Q4 ‘06	Q1 ‘07
Planning & Supervision	40,000	40,000	40,000	40,000
R&D	40,000	40,000	40,000	40,000
Seismic Interpretation	30,000
Stage 1 Seismic	2,095,000	600,000
Stage 2 Seismic	80,000	1,100,000	100,000
Stage 3 Seismic		100,000	2,686,000	30,000
Five pre-collars		800,000
Quarterly Total	2,285,000	2,680,000	2,866,000	110,000
Annual Total				7,941,000

On January 31, 2006, we announced that we had retained Libertas Capital plc as financial adviser and Atlantic Law LLP as legal adviser for a future flotation of Zeehan Zinc on the AIM of the London Stock Exchange.

On February 20, 2006, we signed an agreement with Zeehan Zinc to loan Zeehan Zinc $930,000 in three installments, the first $500,000 on February 20, 2006 and the second installment of $250,000 on March 29, 2006 and the third installment of $180,000 on April 3, 2006. The loan is unsecured, is for 7.25% per annum and is due on February 20, 2009 or earlier if Zeehan Zinc chooses to prepay. We advanced an additional $247,000 to Zeehan Zinc in March 2006 by issuing 1.3 million shares of Empire Stock to a Zeehan supplier.

On March 24, 2006, we completed a financing transaction wherein, in exchange for $1,881,000 in cash, we issued to RAB Special Situations (Master) Fund Limited, a British investment fund, 17,100,000 shares of Class A Common Stock at a price of $0.11 per share as well as warrants to purchase a further 8,550,000 shares at an exercise price of $0.13 and signed a $1.5 million 6% debenture due March 14, 2008 and convertible at the holder’s discretion at a conversion price of $0.18 (subject to certain adjustments) coupled with warrants to acquire an additional 5,000,000 shares at $0.18 per share. The warrants expire three years after the closing of the transaction. The convertible debenture, Class A Warrants and Class B Warrants have restrictions on conversion or exercise such that the holder’s beneficial ownership interest may not exceed 9.99% of Empire’s issued and outstanding voting securities at the time of any conversion or exercise. The offer and sale were conducted in reliance on the exemption to registration provided by Regulation S with a covenant to register the offered shares and the shares underlying the warrants within 120 days. Proceeds from the offering were used to progress operations in Tasmania and for general corporate purposes. Libertas Capital assisted as Empire’s financial adviser in the transaction and received in consideration for its services 4,065,000 shares of our Class A common stock (equal to 10% of the RAB shares issuable).

On July 31, 2006, we began negotiating the acquisition of a drilling rig for Great South Land.

Pacific Rim Foods

On March 10, 2006, we closed a transaction wherein we acquired 51% of the voting securities of Pacific Rim Foods Ltd., a Mauritius corporation, in exchange for 9,000,000 shares of our Class A common stock. We have also provided Pacific Rim with $300,000 as an inter-company loan maturing in two years. Pacific Rim seeks to build a branded shelf stable food business in the Asia Pacific Rim market, initially focusing on China. Pacific Rim’s target capacity is eight processing plants, which would operate at 80% of capacity permitting an estimated target production of 20,000,000 cases of shelf stable food items. The initial acquisition by Pacific Rim of Jilin Jimei Foods Ltd. provided access to one plant operating at 10% of its capacity. Pacific Rim leased a second facility in Liaoning Province in the second quarter of 2006. Management at Pacific Rim estimates that it will be able to bring the two facilities to 15% production during 2006.

The initial facilities have previously been utilized as seasonal sweet corn processing facilities and as such have been limited to operating only a few months during the year. Pacific Rim seeks to manage the business to diversify the processing into non-seasonal canned goods which will allow year-round utilization of the facilities. Pacific Rim also seeks to make six additional facility acquisitions that diversify the growing regions for its raw materials. While the legal structure of the first two facilities have been in the form of a minority ownership and a lease arrangement, Pacific Rim has indicated it anticipates that it will be able to form a wholly owned foreign enterprise, a requirement under Chinese law, to make additional acquisitions in the future. Presently Pacific Rim has been using the management of Jilin Jimei Foods Ltd. to manage the Chinese operations and Pacific Rim believes this will continue during the balance of 2006. Pacific Rim anticipates that it will operate in both the agricultural and canning side of the shelf stable food business and that its anticipated target acquisitions will also include both expansion of agricultural acreage and canning capacity.

In addition, Pacific Rim anticipates it can continue to acquire and expand shelf stable brands. During the second quarter of 2006, we determined to brand a lower price label in the sweet corn category and also to initiate brand expansion of the Jimei brand into other vegetable category items. Both these initiatives will commence production in 2006.

Since we acquired the lease to a second facility ahead of our original plan, the company plans to initiate a second private placement of up to $1,000,000 to fund required prepayments for seed, fertilizer and packaging materials. Pacific Rim also believes we will have to put additional agricultural land under contract in 2007 to supply our production requirements we anticipate.

Nanokey Ball Mill Technology

Empire has formed a wholly-owned subsidiary, Expedia International Limited, in the British Virgin Islands for the purpose of engaging in a joint venture with Batego Limited, a Hong Kong based technology company. By agreeing to the joint venture in consideration of issuing 15,000,000 shares of Empire common stock and transferring of 5,000,000 shares in Zeehan Zinc. Empire, through Expedia International, will have exclusive world marketing rights of the intellectual property of Batego.

The joint venture requires Empire through Expedia International to fund the development of the intellectual property of Batego for use in various market and industry segments with the first project being the completion of the nanokey ball mill technology described elsewhere in this Prospectus. Revenue from the commercialization of each new industrial use of the Batego intellectual property is payable from fees received from end users including an annual license fee, periodic royalties and a performance improvement fee which is based on 25% of the reduction in cost of doing business to the end user or improvement in the revenue stream depending on how the fee is negotiated in each independent instance. All license and royalty fees are paid directly to Batego along with 25% of the performance improvement fee. The balance of the performance improvement fee (75%) is the sole source of revenue to Expedia International.

As part of the proposed agreement, the nanokey ball mill project will be developed onsite at the Zeehan Zinc mines. All improvements or enhancements to the technology including the nanokey ball mill as it is developed onsite at Zeehan Zinc, shall become and forever remain the property of Batego with the only benefits derived by Expedia International coming from its 75% portion of the performance improvement fee.

Expedia International’s duties are expected to include the commercialization of the intellectual property through an exclusive right to market, sell and relicense the technology in any appropriate industrial situation. A joint venture committee made up of one representative of Batego and one representative of Expedia International shall manage the joint venture and shall work closely together to identify potential industrial uses of the intellectual property and industry customers. Batego may, at its sole unrestrained discretion, cancel Expedia International’s interest in the joint venture if Batego, in its reasonable opinion, is of the belief that Expedia International has not performed at a standard expected in terms of market penetration, volume and growth, standards of which are to be mutually agreed upon by the parties subsequent to executing a definitive joint venture agreement. Additionally, the definitive agreement provides that transactions engaged in without the knowledge or consent of Batego or the joint venture committee would also be grounds for termination of the joint venture arrangement.

DESCRIPTION OF PROPERTY

The Company’s executive offices are located at 16801 West 116th Street, Suite 100, Lenexa, Kansas 66219, where we rent approximately 16,000 sq. ft. of shared, supported office space at a cost of $5,000.00 per month on a month to month basis.

The Company does not directly own any real estate, but our wholly-owned subsidiary, Great South Land, and Zeehan Zinc, have rights under numerous leaseholds granted by the Tasmanian government which are described in detail below. In addition, Zeehan Zinc owns six blocks of land with two substantial buildings.

Oil and natural gas properties

We conduct our oil and gas activities through our wholly-owned subsidiary, Great South Land. Great South Land owns an onshore petroleum license, SEL 13/98, in Tasmania, Australia, that the Great South Land Board believes has prospects for economic exploitation of oil, hydrocarbon gases and helium. The Tasmanian Department of Industry, Energy and Resources granted SEL 13/98 to Great South Land for an initial period of five years expiring on May 18, 2004, with the subsequent extension of the license for another five years to 2009.

SEL 13/98 initially comprised 30,356 square kilometers and covered the whole Tasmania Basin or about half the State. When renewed on October 28, 2004, SEL 13/98 was decreased in size and now covers a reduced area of 15,035 square kilometers. The terms of the lease renewal require an exploration expenditure of AUD $21.5 million over five years.

Below is a map of Tasmania illustrating the area covered by SEL 13/98. The cross-hatched area highlighted in the center of the map is the area within Tasmania in which SEL 13/98 permits Great South Land to conduct exploratory work to uncover potential petroleum reservoirs suitable for developing.

As a condition to the granting of the lease, the Department of Industry, Energy and Resources of Tasmania required Great South Land to satisfy a specific schedule of expenditures and indicated that failure in any given year, ending September first each year, to perform at least 80% of the required expenditures for that year, would be grounds for terminating the leasehold. The schedule is set out below:

Year and quarter	Expenditure (AUD $)	Annual expenditure (AUD $)	Cumulative expenditure (AUD $)	Mandatory expenditure (80%) (AUD $)
Year 1
1st quarter	$285,000
2nd quarter	1,880,000
3rd quarter	2,866,000
4th quarter	310,000	$5,341,000	$5,341,000	$4,272,800
Year 2
1st quarter	830,000
2nd quarter	680,000
3rd quarter	580,000
4th quarter	930,000	3,020,000	8,361,000	6,688,800
Year 3
1st quarter	2,359,000
2nd quarter	2,080,000
3rd quarter	180,000
4th quarter	180,000	4,799,000	13,160,000	10,528,000
Year 4
1st quarter	330,000
2nd quarter	2,080,000
3rd quarter	2,080,000
4th quarter	2,040,000	6,530,000	19,690,000	15,752,000
Year 5
1st quarter	1,690,000
2nd quarter	40,000
3rd quarter	40,000
4th quarter	40,000	1,810,000	21,500,000	17,200,000

Great South Land and its predecessor companies have spent substantial amounts on exploration activities. These activities have so far established the presence of two petroleum systems, the Larapintine Petroleum System and the Gondwana Petroleum System. In identifying these petroleum systems, Great South Land has proved the presence of quality source rocks that are thermally mature for the generation of gaseous and liquid hydrocarbons. This determination shows that hydrocarbons have been generated, expelled and migrated into potential reservoir units. Although recent seismic data has shown the potential for trapping mechanisms, the Company will need to undertake additional work to identify potential drill targets. Great South Land continues its exploration activities with a seismic program engaged in March 2006 and with exploration drilling & stratigraphic coring activities being planned in strategic locations.

History of Great South Land license area SEL 13/98

Special Exploration License 13/1998 (SEL 13/98) was granted to Great South Land on May 18, 1999. The license covered an area of 30,356 square kilometers and replaced three licenses held by Great South Land. These licenses EL 1/88, EL 9/95 and EL 21/95 were originally held by Great South Land’s predecessor companies.

Modern exploration in the Tasmanian Basin commenced when the Broken Hill Proprietary Company was awarded an exploration license on April 15, 1981, to explore for coal. Mobil Energy Australia subsequently farmed in and worked the license until April 15, 1984 at which time the license was relinquished as the area was regarded as not appearing to contain any coal measure lithologies.

In June 1984, the recent phase of oil and gas exploration commenced when Conga Oil Pty Ltd, the earliest predecessor of Great South Land, acquired part of the D’Entrecasteaux Region of Southern Tasmania in order to verify old hydrocarbon reports. Conga Oil continued to acquire exploration rights to a large part of Southern Tasmania. In 1988, Conga Oil’s initial license area covering 50 square kilometers was incorporated into a new permit which covered an area of 3500 square kilometers. Conga Oil continued to explore this area until 1995 when it formed Great South Land Minerals Pty Ltd., a privately held Australian company, and assigned the permit to Great South Land Pty Ltd. After receiving two other licenses, Great South Land Pty Ltd now held a total area of 13,200 square kilometers. All licenses expired in 2001. In March 1998 Great South Land Pty Ltd changed from a private to a public company, Great South Land, by way of a special resolution approved by shareholders. A new, enlarged exploration license SEL 13/98 was formed from the three prior exploration licenses and Great South Land continued to explore these areas until the permit officially expired on May 18, 2004. A description of the renewed leasehold, including disclosure relating to required expenditures to maintain rights under the special exploration license, is set out above.

Exploration in SEL 13/98

In its exploration for coal under the coal exploration lease, Mobil Energy Australia commenced drilling operations, preceded by a ground based magnetics survey, on October 2, 1983 resulting in five cored holes totalling 987.75 meters, 814.19 meters of which was cored. The drilling targeted two horizons in the Permian sequence:

•	Cygnet Coal Measures equivalents

•	Faulkner Group containing the Mersey Coal Measures equivalents

Sedimentological studies were also undertaken to enable, in conjunction with the additional stratigraphic information, an environmental map of the Permian to be drawn and to make recommendations on future drilling.

Conga Oil began work in 1984 and during the period to 1987 focused most of its work on undertaking reviews of the basin. During 1987, after a reported seepage was relocated and analysed, the Company began a systematic exploration program in the region. Recognizing the need to map sub-dolerite structure, Conga Oil first attempted to extend the gravity and magnetics databases in the Tasmanian Basin. Although this helped in defining regional trends and lineations, the lack of subsurface control and the limitations of the methods themselves limited the usefulness of these techniques for the purpose of identifying potential hydrocarbon traps.

The work completed by Conga Oil established that:

•	oil had definitely been generated and that active seeps were observed in certain areas;

•	source rock studies of vitrinite reflectance and conodont alteration index confirmed that Ordovician carbonates exposed around the region were within the oil window;

•	Permian and younger rocks blanket most of the region and obscure distribution;

•	basin development began in the late Precambrian, was most active in the Cambrian, but continued up to Middle Devonian times.

After 1988, exploration continued in the newly incorporated and expanded area of Conga Oil’s license. Despite earlier discouraging seismic acquisition data results, due dominantly to the widespread coverage of dolerites onshore Tasmania, Conga Oil attempted to acquire additional seismic data both on the main island and North Bruny Island in the vicinity of Johnson’s seep and acquired additional data offshore in Storm Bay utilising AGSO’s Rig seismic vessel. The seismic acquired was disappointing with data quality of the records very poor to the point that none of the sections were adequate for the purposes of identifying and mapping petroleum traps.

In 1992, Condor Oil took over responsibility for exploration and during this period up to and including 1994, produced several consultants’ reports. During 1994 the stratigraphic wells, Shittim #1 (1751m) and Gilgal #1 (50m), were drilled on Bruny Island.

During 1995, when Conga Oil incorporated Great South Land Pty Ltd., Congo Oil gave Great South Land Pty Ltd. the role of exploration project manager and Condor Oil became an equity holder in Great South Land Pty Ltd. Great South Land Pty Ltd. initiated collaborative studies with a number of individual consultants and agencies which added a considerable amount of data and improved the Company’s understanding of the basin. The Bureau of Mineral Resources undertook rock evaluation studies, honors students at the University of Tasmania provided basin studies, Shell Development Australia reprocessed some earlier seismic data, BHP provided analyses in oil geochemistry, the state Mines Department acquired gravity and seismic data, CSIRO provided analyses of seep studies and geochemistry and Eugene Domack completed studies on the maturation and depositional environment of the Tasmanite oil shale.

At the request of the Mines Department, Great South Land Pty Ltd. employed an independent consultant, Mr. Mulready, to assess the significance of the gas encountered at Shittim#l. Mr. Mulready concluded the hole had established that a seal, reservoir and gas were present and that the results encouraged further investigation of the basin depocentre located in central Tasmania. On the basis of this report, Great South Land Pty Ltd. then focused its exploration activities in this area of the basin. Concurrent with this work, Trent J. Woods, University of Tasmania, investigated the timing of potential hydrocarbon generation from Palaeozoic sediments and the characterisation of potential reservoirs of the Lower Parmeener Supergroup.

During late 1995, the Australian Geological Survey Organisation undertook a land-based seismic survey over parts of the basin. During 1996, a third stratigraphic well, Jericho #1 was pre-collared and drilled to a depth of 640m on Bruny Island.

The stratigraphic holes were located for the following reasons:

•	Onshore and offshore seismic existed in the area and needed velocity control, which was only obtainable by a downhole shot so that previous processing could be repeated with actual real velocities.

•	Historic records indicated that the area had numerous seeps of both oil and gas and that at least five shallow wildcat holes had been drilled but were depth limited because of previous technology.

•	Results of gravity and magnetics surveys indicated that North Bruny Island is located on a basement high with a good potential regional trap for oil and gas.

•	Modern geochemical oil exploration methods indicated that there were crude oil seeps in creeks and around old drill sites that warranted investigation.

•	A recent Mines Department hole on the neck of Bruny Island had discovered oil in loose sand at 30m depth.

All three holes recorded petroleum hydrocarbons in a gaseous state.

•	Shittim#l recorded tar with zeolites in the fractured dolerite and gas from 810 meters depth. The hole was drilled onto 1751 meters, reaching the unconformity.

•	Gilgal#l recorded gas at its total depth of 51 meters.

•	Jericho#l recorded gas from 15 meters to the bottom of the hole at 228 meters.

During 1996 Great South Land Pty Ltd. contracted Robert S. Young, previously Chief Petroleum Exploration Geologist for Getty Oil, to review the potential of oil and gas in the Tasmanian onshore Basin. The primary focus of Young’s review involved analyzing the work undertaken up to that date from a petroleum systems perspective. In this sense, he set about identifying whether the basic building blocks for the potential commercial production of hydrocarbons existed within the Tasmanian Basin.

Young concluded that:

•	With some 270 seeps and shows, which have been studied geochemically and have identified at least four mature oils, that it was very probable there are several possible hydrocarbon sources in the Tasmanian Basin. Geochemical comparisons of seeps show that the most likely source would be the Ordovician of the Gordon Group Limestones. Ratios of C27:C28:C29 Steranes are identical between seeps of the Bruny Island Johnson well and the Ordovician Gordon Limestone and the predominance of C27 Steranes and the abundant diasteranes in Tasmanian bitumens suggests a widespread algae– and clay– rich source rock.

•	Conodonts’ color indicates that much of the Gordon Limestone, particularly in central and southern Tasmania, is in the oil and gas windows. This limestone is expected to underlay Permian and Triassic sediments in much of the Tasmanian Basin. He also included the Permian Quamby Mudstone, “Freshwater Sequence” and Preolenna coal Measures as other potential source rocks. In all three rock units of which the total organic carbon may reach 25%, vitrinite reflectance data and fossil pollen colors show that these source rocks are within the oil window over large areas of the basin.

•	Reservoirs are very easily envisioned in the shallow marine Ordovician Limestones as palaeokarsts, reefal or fractural. Since limestones are considered source material, migration would be minimal. Additional potential reservoirs are within the Siluro-Devonian sandstones of the Eldon and Tiger Range Groups and within sandstones of the Permian Bundella Formation, Faulkner Group and Liffey Sandstone of the Lower Parmeener Super Group. Measured porosities in the Faulkner and Liffey are 13% and 12% respectively, while other Permian sandstones in the northern area of the license have porosities averaging 16% and horizontal permeabilities ranging up to 386 millidarcies.

•	Evaporites are most efficient seals mainly because they offer very little or no pore space; however, the long-term sealing properties of very fine grained, water wet porous rocks such as shales are also remarkably efficient in the absence of open fractures. This is due to the displacement pressure barrier effect created by capillary pressure between oil and water in rock pores. It is anticipated that the Ordovician Limestones reservoirs would be sealed by additional limestone within the Gordon Group or by the Turo Tillite above the unconformity. Good seals of shale and silts are found throughout the Permian-Triassic sedimentary sequence. The Jurassic dolerite sills also make excellent cap rock for the Permian-Triassic reservoirs.

•	Defining traps and structural features within the basin is very difficult to impossible without good reflection seismic records. To date, there has been very little reflection seismic data and most of the data is poor quality due to the extensive dolerite cover over a large part of the basinal sediments. Relatively good quality seismic data has been obtained in areas where the dolerite cover is thin or absent. The results of the seismic work on the TASGO project show that an improvement in data quality and penetration of recordings through the dolerite can be achieved and this will aid in better defining structural traps. The present gravity and magnetics, which have been extensively used to date, have been able to define regional structural elements of mostly Palaeozoic Structures in the Permian, or younger, are probably going to be faulted, and of low relief.

•	Except in unusual circumstances, most untrapped oil in sedimentary basins originates from synclinal drainage areas that surround the trap itself. Thus, migration distances commonly range in tens rather than hundreds of miles, particularly on strongly structured or faulted basins.

During 1997, several reports on various aspects of the petroleum potential of the basin were produced. Four stratigraphic wells were planned and drilled. Lonnavale #1 was pre-collared and drilled to 557m; Hunterston #1 was pre-collared and drilled to 336m; Bridgewater #1 was pre-collared and drilled to 252m and Pelham 31 was pre-collared and drilled to 503m.

During 2001, Great South Land completed 660 line kilometers of regional seismic survey over part of the area of SEL 13/98. At the conclusion of the seismic program, Great South Land submitted an environmental report to the Department of Primary Industry, Water and the Environment’s Threatened Species Unit. The preliminary results of the interpretation identified several potential anticlinal/domal traps. Two small anticlinal structures were identified in the Parmeener Supergroup beneath the Longford basin and one in the Tertiary infill of the Longford Basin. Six potential traps were recognized in the Central Highlands area where gently dipping anticlines in the Parmeener almost directly overlie and reflect more steeply dipping anticlines beneath the Devonian unconformity. These Devonian structures are probably mainly within the Wurawina Supergroup and contained within the Devonian fold-thrust belt. Based on these seismic results Great South Land planned a 1075 line kilometre program designed to acquire further regional data, to define structures identified during the prior survey and to place lines close to wells that were drilled and pre-collared in 1997. This survey started in April 2006 and as at May 21st, 60 lines kms have been acquired within the Central Highlands of Tasmania.

On May 10, 2002, Great South Land entered into a joint venture agreement with OME Resources Australia Pty Ltd under which OME earned a joint venture interest in SEL 13/98 by conducting drilling and related work. Stage 1 of the work related to the expenditure of $1,000,000 to complete the deepening drilling/coring of Hunterston#1 well and other activities for a 5% interest in the license. As set out in greater detail under “Our Business, Background, Great South Land” above, a dispute between Great South Land and OME arose as to valuation of work done by September 30, 2002, the result of which was the assignment to OME of all coal bed methane rights in the SEL 13/98 tenement in full satisfaction against any potential claims.

During 2002 and 2003 Great South Land continued to work on the 2D seismic data acquired during 2001 and completed a report on an analysis of the Longford Sub-basin. Great South Land also obtained approval to reenter and deepen (1700m) the stratigraphic well, Hunterston#1. The well was eventually terminated at a depth of 1324m, which was carried out as part of the OME joint venture. Hydrocarbon gas was noted at various depths while coring and analyses of gas samples confirmed the presence of Helium gas (>1.0%) from the formations below the Tasmania Basin.

Extracts from: ‘Review & Valuation of the Petroleum Assets of Great South Land Minerals Limited by Anderson & Schwab Australia Limited’ November 9, 2004.

Mining Operations

We presently own 13.2% of the issued and outstanding shares of Zeehan Zinc through a wholly owned subsidiary, Cyber Finance Group Ltd. We have entered into a letter of intent, which we announced at the time, with the board of Zeehan Zinc to acquire the balance of the outstanding shares, although market events no longer make an offer to Zeehan Zinc shareholders commercially reasonable. In light of our significant equity interest in Zeehan Zinc, we set out below details regarding Zeehan Zinc’s properties.

Zeehan Zinc is an unlisted company incorporated under Australian law as a public company and formed to mine and process mineral deposits in the vicinity of Zeehan, Tasmania, principally through its wholly-owned subsidiaries Zeehan Zinc Exploration Pty Ltd. (ZZE) and Oceania Tasmania Pty Ltd. ZZE has three exploration licenses and has applied for two mining leases. Oceania has four mining leases. Details regarding the leases are set out in the table below.

Tenement	Area	Grant date	Lease expiration date	Expenditure commitment	Owner	Notes
Exploration Leases (ELs):

EL20/2002	71 sq.km.	Jan 31, 2003	Jan 31, 2008	$875,000 Years 1 and 2(1)	ZZE Pty Ltd	Category 1 minerals (Zeehan Field)

EL30/2002	8 sq.km.	Jan 31, 2003	Jan 31, 2008	$505,000 Years 1 and 2(1)	ZZE Pty Ltd	Category 1 minerals (Comstock District)

EL18/2003	14 sq.km.	Feb 10, 2005	Feb 10, 2010	$10,500 Years 1 and 2	ZZE Pty Ltd	Categories 1,3,4 and 5a minerals (Comstock District)

Mining Leases (MLs)

123M/1947	146 hectares	(2)	Sep 1, 2005(4)		OT Pty Ltd	(Comstock District)

43M/1985	80 hectares	Oct 1, 1986	Oct 1, 2007		OT Pty Ltd	(Comstock District)

19M/1995	11 hectares	Oct 30, 2000	Sep 1, 2005(4)		OT Pty Ltd	(Comstock District)

9M/2002	11 hectares	Oct 16, 2003	Sep 1, 2005(4)		OT Pty Ltd	Tailings purposes (Comstock District)

2M/2005	50 hectares	Application(5)			ZZE Pty Ltd	Application ONLY within EL20/2002 (Zeehan Field)

5M/2005	47 hectares	Application(5)			ZZE Pty Ltd	Application ONLY within EL/30/2002 (Comstock District)

NOTES:

(1)	Minimum expenditure commitment was reduced to $750,000 for the first two year period, after a smaller than area applied for was granted.
(2)	First granted to Electrolytic Zinc Company of Australasia Ltd in 1947 and acquired by Oceania Tasmania Pty Ltd in 1988.
(3)	Renewal of lease for a further ten-year period granted on May 26, 2006, subject to payment of an AUD 2,250,000 bond.
(4)	Owner applied for the tenement 2M/2005 and 5M/2005 during February and May 2005 respectively. The application process typically requires twelve months to complete. The applications are still pending subject to the submission of certain documentation.

All the Zeehan Zinc leases and licenses cover the Comstock District and Zeehan Field both of which surround the Zeehan Township.

The sites of the various leases are set out in the map below:

5370000mN
360000mE
365000mE
370000mE
N
MN
5365000mN
RD
HWY
MURCHISON
HARBOUR
COMSTOCK MILL
ZEEHAN
43M/85
OCEANIA TASMANIA PTY LTD
19M/95
OCEANIA TASMANIA PTY LTD
12M/47
OCEANIA TASMANIA PTY LTD
5360000mN
HENTY RD
RL 9603
ENCORE METALS NL
Mount Zeehan
Oceana
ZZL
EL 20/2002
ZEEHAN HWY
5355000mN
METRES

ZEEHAN ZINC Ltd.

Location of the Oceania Tasmania Pty. Ltd. Mining Leases, & ZZ Exploration Pty Ltd roads Exploration Licences.

50 km
Hobart

Datum: AGD66	Date: 23-Nov-2005
Projection: AMG ZONE 55	Scale: 1:100 000

History of Previous Operations

The Zeehan Zinc tenements are situated west and south of Zeehan, an important historic mining center on the West Coast of Tasmania. The region has a long, semi-continuous history of base metal mining operations that commenced late in the nineteenth Century.

Comstock District

The Zeehan mineral field, of which the Comstock region is part, had two major past periods of mining activity, 1882-1914 and 1947-1960 between which the field produced some 194,816 tons of lead and 26,585,000 ounces of silver. ZZE records indicate prior production from the Comstock leases area of 2,640 tons of zinc, 3,676 tons of lead and 165,000 ounces of silver.

Oceania in 1989 shipped 7,334 tons of high-grade base-metal ore to the Rosebery Mill, owned and operated by Pasminco, from the South Comstock Mine (within 123M/1947). The average head grade of this shipped tonnage was 14.8% Zn (Zinc) and 3.6% Pb (Lead) and 62 g/t (grams per ton of ore) Ag (Silver).

Sundew Holdings Pty Ltd delivered in 1997 a total of 1,347.9 tons of base-metal lode material with an average content of 14.5% Zn, 2.4% Pb and 45 g/t Ag from the Allison’s Mine (within 123M/1947). Sundew secured a sublease agreement from Oceania, since reverted, in 1997 for mining and exploitation rights for the first 70 meters below surface within ML 43M/1985 and the majority of ML123M/1947.

Renison Goldfields Consolidated Exploration Pty Ltd conducted exploration over the Comstock Group of mineralized lodes between 1990 and 1995 including geological mapping, ground magnetic surveys, soil sampling and drilling in an attempt to find a large tin deposit. A total of sixteen holes were drilled, mostly aimed at carbonate replacement style mineralization associated with the footwall of the Balstrup Fault. Renison Goldfields generated an inferred resource estimate over a one kilometer strike length to a depth of 480 meters, from a depth of 80 meters below surface. This estimate was generated prior to the implementation of the Joint Ore Reserves Committee Australasian Code. Renison Goldfields estimated an inferred tonnage of mineralization of around 6 million tons. Average metal contents using intercepts at or above 1% zinc, were estimated by Renison Goldfields to be 5.5% zinc, 3.3% lead and 40 grams per ton silver. Swansea Mining Company Pty Ltd. estimated 2.9 million tons of the Renison Goldfields – defined mineralization contains an average metal content of 8.6% Zn, 4.6% Pb and 59 g/t Ag.

Western Metals Corporation Limited conducted some exploration in 1999 to delineate additional resources of ore for the Hellyer Plant. A total of just less than 2,000 meters in three diamond core holes was completed but failed to find a significantly large ore deposit for their mill. Western Metals failed to find a large ore deposit.

Zeehan Field

The Zeehan mineral field contains hundreds of mines with several known major deposits of zinc, lead and silver with several large mines. Between 1887 and 1913 approximately 42 mines produced 190,000 tons of lead, 71 tons of zinc and 27 million ounces (840 tons) of silver from pits and shallow underground workings. Underground mines were usually shallow due to the inefficiency of water pumps at the time.

Oceana Silver Mining Company formed in 1892. That company sunk into the Oceana Deposit (the Oceana Mine lies within EL20/2002 and is part of Zeehan Zinc’s application ML2M/2005) and made two drives. Operations produced 1,016 tons of ore until the shaft collapsed in 1899. Minor mining continued until 1925.

Renewed exploration in 1954 under a Broken Hill North and South joint venture named Zeehan Mines Pty. Ltd. continued until 1960 when it was closed due to excess water influx to the mine and low metal prices.

More recent exploration was undertaken by the Amoco and Cyprus Gold Australia Corporation in 1978 to 1988 and by Arimco Mining Pty. Ltd. in 1991. Arimco entered into a joint venture in May 1992 with Pasminco Australia Ltd.

Mineralization in Leasehold Tenements

Three styles of mineralization are present in the Comstock region. The most prominent style, and that mined historically in the Comstock Zeehan Mining Field, is a fault-controlled lode-style veins of lead-silver mineralization hosted by carbonate lithologies. The two other styles of mineralization that occur in the region, but have not been the subject of significant historical mining, are a sphalerite-rich base metal pyrite vein style and a magnetite-serpentinite skarn style.

We have an inferred mineral resource at the mining district of Zeehan of approximately 6.78 million tons at an average grade of about 4.8% zinc, 5.1% lead and 52 grams/ton silver. Testing of our resources was undertaken in compliance with the procedures required by the Australian Joint Ore Reserves Committee.

A reserve has been estimated on part of the Allison’s Lode at Comstock of 98,881 tons. Several similar and mainly parallel lode-style veins of zinc-lead-silver are within the Comstock Mining Leases. The Main Lode is currently being drilled (1,010 meters as at April 14, 2006) and part of the southern end of the main lode (West Lode) has a measured resource of 5,070 tons. The Company plans to mine and process the reserve at Allison’s Lode, the resource at the Balstrup Fault Lode and the measured resource at West Lode starting in June 2006 following completion of the Tailings Dam facility.

The initial processing will include the previously mined and stockpiled ore from Allison’s Lode of 3,300 tons at 21.5% Zinc, 14.5% lead & 540 g/ton Silver.

The geology of the Oceana Mine deposit consists of a stratabound and discordant massive sulphide body of variable thickness, hosted in the steeply dipping Ordovician Gordon Limestone. They are bound by the underlain Moina Sandstone and the overlain Crotty Quartzite. Post mineralization faulting cross- cuts the ores body at the Mine Fault, while the northern limit of mineralization is truncated by the Oceana Fault. Mineralization tends to be along two parallel bodies, galena dominant, and sphalerite poor, with localized massive pyrite.

Exploration and infill drilling by Zeehan Zinc has delineated the following resources and reserves. These resources and reserves have been estimated by competent persons under the Australian Joint Ore Reserves Committee Code.

Currently Zeehan Zinc is undertaking an intensive infill drilling program on its Mining Leases and on its exploration licenses. In 2006, a total of 1,600m has so far been completed (as at April 14, 2006) and Zeehan Zinc has planned a drilling campaign for the remainder of the year which Zeehan Zinc expects will upgrade much of the inferred resource to indicated resource, a higher standard under the Australian Joint Ore Reserves Committee Code. A gravity survey of the Mining Leases and exploration licenses was initiated in March 2006 and is continuing as at April 14, 2006.

On January 23, 1989, Electrolytic Zinc Co. of Australasia Ltd. transferred Mining Tenement 123M/47 to Oceania Pty Ltd (now a wholly-owned subsidiary of Zeehan Zinc) in consideration of a royalty of 5% of net smelter return on any ore sold from the lease. Pasminco Australia, the successor company of Electrolytic Zinc, lodged a caveat over the tenement on November 6, 2000 claiming its right to 5% of net smelter return. Pasminco may assert a claim for 5% of net smelter return under the caveat in the future, although Zeehan Zinc believes it is unclear what rights Pasminco may have.

Zeehan Zinc installed a gravity plant at the Comstock Mine in 2004, which, as at June 30, 2006, is almost complete. Zeehan Zinc expects to commission the gravity separation plant in the first quarter of 2007.

The Comstock mine is easily accessible by substantial roadworks and the mine already has in place two fully constructed open pits, electrical mains, a crushing plant, a gravity plant, a two kilometer drainage tunnel, an established waste dump, and tailings dam designs, preparations and approvals.

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

Set forth below is certain information regarding our directors, executive officers and key personnel.

Executive Officers and Directors

Name	Age	Position
Malcolm R. Bendall	47	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
John C. Garrison	54	Secretary and Director
Tad M. Ballantyne	50	Director
Keith W. Laing	70	Chairman of the Board of Directors
Clive F. Burrett	57	Director

The directors of the Company are elected each year at the annual meeting of shareholders for a term of one year. Each director serves until the expiration of his term or until the earlier of his death, resignation, or removal, or until his successor has been qualified. Executive officers of the Company are appointed by the board of directors on an annual basis and serve until their successors are appointed by the board of directors. Currently, our directors are not compensated for their Board services, although their expenses in attending meetings are reimbursed.

The Company’s board of directors functions as its audit committee and performs some of the same functions of an audit committee, such as recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements and their audit report; and reviewing management’s administration of the system of internal accounting controls. The Company does not currently have a written audit committee charter or similar document. Mr. John C. Garrison functions as a financial expert when the board acts in the role of an audit committee, but Mr. Garrison serves as company secretary and assists in our internal accounting functions and cannot be considered independent.

Malcolm R. Bendall

Mr. Bendall was appointed to the board of directors of Empire Energy on June 4, 2004 for the purpose of progressing the merger between Great South Land and Empire Energy and Mr. Bendall was a founding director of Great Southland Minerals, Ltd. Mr. Bendall has been involved in organizations investigating the viability of petroleum resources in SEL 13/98 since 1978. Mr. Bendall has worked as a mine manager and drill supervisor and has been published in two international petroleum magazines. He is a fellow of the Institute of Company Directors, Tasmania.

John C. Garrison

John C. Garrison has been a director of the Company since April 1999. Mr. Garrison is a certified public accountant with over twenty-five years of experience in accounting, auditing and financial management. He served as corporate secretary, director and chief accounting officer of Infinity, Inc., a publicly traded oilfield service and oil and gas exploration and development company from April 1995 to August 1999. He is also a director of Quest Resources, Inc., a publicly traded energy company. He is licensed to practice public accountancy in Kansas and Missouri and has been involved in an active practice since 1976. Mr. Garrison received a degree in business administration and accounting from Kansas State University in 1974.

Tad M. Ballantyne

Tad M. Ballantyne, was appointed as an independent member of the board of directors in October 2005 and serves as President of our subsidiary Pacific Rim since March 2006. Mr. Ballantyne has been CEO of

Hoopeston Foods, Inc. since March of 2004. Mr. Ballantyne is a director and chairman of the audit committee of Life Partners Holdings, Inc., and is an officer and director of several private companies including BR Industries, Inc, Hoopeston Foods, Inc., L.C. Thomsen Inc., Jilin Jimei Foods, Ltd., Pacific Rim, and other companies engaged in manufacturing and food processing industries as well as real estate acquisition. During 2003, Texas Steel Partners Inc., a Texas-based steel foundry, filed for reorganization and was liquidated pursuant to a bankruptcy Chapter 7 conversion. Mr. Ballantyne was an officer and director and 50% shareholder of Texas Steel Partners. During the last 15 years, Mr. Ballantyne has been, on a global basis, in the business of acquiring and operating troubled companies or assets being divested by public and private companies. In addition, he has been both an officer and director of a public company, Amacan Resources Corporation, previously engaged in the oil and gas business on the production and refining side. He holds a Bachelor of Arts degree in business management from the University of Wisconsin.

Keith W. Laing

Keith W. Laing of Melbourne, Australia, was appointed as an independent member of the board of directors in October 2005 and appointed as Chairman of the Board of Directors in November 2005. Mr. Laing brings to the board extensive experience in the management of treasury activities and operational planning, particularly in the optimal usage of significant mining assets, coal and gas power facilities and labor-intensive service provisioning for large infrastructure projects. He previously held several executive positions in finance, planning and operations in the State Electricity Commission of Victoria, Australia, for a period of more than 20 years prior to its privatization. As treasurer of the Commission, he managed a A$2B annual budget and all long term funding requirements. He also served as Operational Planning Engineer for a period of time where he controlled the use of A$8B of worth in plant and equipment as well as the logistical requirements of the distribution and transmission of all assets. Mr. Laing’s experience in the power industry has also been supplemented by several years in consulting challenged businesses on methods to restore positive cash flow and stability. He operated his own consulting company specializing in operations research, business recoveries and advice on business matters, particularly to companies involved in electricity generation, gas transportation, electricity transmission and distribution, and marketing. He is an international expert in power systems reliability.

Clive F. Burrett

Dr. Clive Burrett of Hobart, Tasmania, was appointed to the board of directors in October 2005. Dr. Burrett was a founding member of the Board of Directors of Great South Land which is a wholly owned subsidiary of Empire. He currently serves as President of Great South Land. Dr. Burrett received his BSc with honors from the University of London in 1970, and a PhD from the University of Tasmania in 1978. He was a Professor of Geology in the School of Earth Sciences in the University of Tasmania. He previously served as Chairman of the Department of Geology from 1998 to 2002. He has published over 100 scientific papers and edited the standard volume on the “Geology of Tasmania.” He has also supervised a graduate study focusing on the Paleozoic basin evolution in Tasmania and Laos. Dr. Burrett has consulted on applied aspects of basin evolution, petroleum, lead and zinc deposits to companies such as Shell, CRA, Oxania and BHP in Australia, Oman, Laos, China and Thailand.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security ownership of certain beneficial owners.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2006 by (1) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of our common stock (aggregate of Class A and Class B); (2) each of our directors and executive officers; and (3) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is 16801 West 116th Street, Ste. 100, Lenexa, Kansas, 66219. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days following June 30, 2006 are deemed outstanding for computing the share ownership and percentage of the person holding such options and warrants, but are not deemed outstanding for computing the percentage of any other person. All share numbers and ownership percentage calculations below assume that all shares of Class B redeemable common stock have been converted on a one-for-one basis into corresponding shares of our Class A common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Class A Common Stock	Malcolm R. Bendall 16801 W 116th St, Suite 100 Lenexa, KS 66219	50,000(1) Direct 23,624,434 Indirect	13.57%

Class A Common Stock	John C. Garrison 7211 High Drive Prairie Village, KS 66208	22,288 Direct	.0001%

Class A Common Stock	Tad M. Ballantyne 3505 Chatham Street Racine, WI 53402	9,000,000(2)	5.1723%

Class A Common Stock	Keith W. Laing P.O. Box 551 Berwick, Victoria, Australia 3806	0	0

Class A Common Stock	Clive F. Burrett 22 Hinman Drive Kingston, Tasmania 7050	565,632 Direct Option to acquire 60,000 more at AUD $0.20 per share	.3%

All officers and directors as a group			18.1723%

Class A Common Stock	Pacific Rim Foods Ltd. 3505 Chatham Street Racine, WI 53402	9,000,000	5.1723%

Class A Common Stock	RAB Special Situations (Master) Fund Limited 1 Adam Street London, England WG2N 6LE	17,100,000	9.8274	%(3)

(1)	Of the indirect shares, 7,739,434 are owned by trusts or entities controlled by Mr. Bendall and 15,885,000 are currently held in an escrow account and issued in Mr. Bendall’s name pending final accounting of payments made on behalf of the Company by Mr. Bendall and the Bendall Family Trust and some of these shares may be cancelled and reissued to others once audit procedures are complete regarding those accounts.
(2)	This number includes 7,500,000 shares owned by Pacific Rim. of which Mr. Ballantyne is the Chairman and CEO and has the right to vote and dispository power over 49% ownership and 1,500,000 shares held by Mackay Limited Partnership, over which Mr. Ballantyne has control.
(3)

This number does not include the shares of stock in the aggregate amount of 21,883,333 underlying the Class A Warrants, Class B Warrants and 6% convertible debenture held by the investor. Each of these warrants and the convertible debenture has restrictions on exercise or conversion such that the holder’s beneficial ownership interest may not exceed 9.99% of the issuer’s issued and outstanding voting securities at the time of any such conversion or exercise.

There are no arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters.

Summary Compensation Table

The following table shows all cash compensation paid or to be paid by the Company during the fiscal years indicated to the chief executive officer and the highest paid executive officers of the Company as of the end of the Company’s last fiscal year whose salary and bonus for such period in all capacities in which the executive officer served exceeded $100,000.

SUMMARY COMPENSATION TABLE

Annual compensation						Long-term compensation				(i) All other compensation
						Awards			Payouts
(a) Name and principal position	(b) Year	(c) Salary		(d) Bonus	(e) Other annual compensation	(f) Restricted stock awards	(g) Securities underlying options/SARs		(h) LTIP payouts
Malcolm R. Bendall, Chief Executive Officer	2005	$450,973	(1)	0	0	0	6,000,000	(2)	0
	2004	$215,380	(1)	0	0	0	0		0	0
	2003	0		0	0	0	0		0	0

(1)	All annual compensation has been accrued and not paid.
(2)	Carried over from grant at Great South Land as a result of the merger.

There are no arrangements with executive officers of Great South Land requiring disclosure. The only agreement requiring disclosure as a benefit or due to a director upon resignation or termination of office is the discharge of a Bank Guarantee currently lodged with the National Australia Bank (Hobart) as a requirement of SEL13/98 for exploration environmental purposes. Mr. D Tanner and Mr. R Watson signed a conditional agreement upon resignation to accept, from the Company, payment of $54,768 to discharge this liability and responsibility as and when funding is made available to do so.

Mr. Tad Ballentyne, Chair of our Board of Directors serves as President and Director of our subsidiary, Pacific Rim Foods. Pursuant to a management agreement between the Mackay Limited Partnership, a Wisconsin limited partnership in respect to which Mr. Ballentyne has controlling interest, and Pacific Rim, Mackay has agreed to manage all of the affairs of Pacific Rim, including nominating and appointing officers and directors, in exchange for 1,500,000 shares of Empire Energy Class A common stock received by Pacific Rim in Empire’s acquisition of its 51% interest in Pacific Rim. We are including in our registration of shares in this prospectus the resale of the 1,500,000 shares held by Mackay Limited Partnership.

The following table sets forth information with respect to the named executives, concerning the grant of options and/or limited SARs during the last fiscal year and unexercised options and limited SARs held as of the end of the fiscal year December 31, 2005.

Option/SAR Grants in Last Fiscal Year.

(a) Name	(b) Number of Securities Underlying Options/SARS Granted		(c) % of Total Options/SARS Granted to Employees in Fiscal Year	(d) Exercise or Base Price ($/Sh)	(e) Expiration Date

Malcolm R. Bendall	6,000,000	(1)	67%	$0.14602	December 31, 2009
David Tanner	400,000	(1)	4.44%	$0.14602	December 31, 2009
Clive Burrett	600,000	(1)	6.66%	$0.14602	December 31, 2009
Stephen Powell	400,000	(1)	4.44%	$0.14602	December 31, 2009
Phillip Simpson	400,000	(1)	4.44%	$0.14602	December 31, 2009
Richard Watson	400,000	(1)	4.44%	$0.14602	December 31, 2009
Rod Tabor	400,000	(1)(2)	4.44%	$0.14602	December 31, 2009
Kevin Gumley	400,000	(1)	4.44%	$0.14602	December 31, 2009

(1)	Options have not yet vested.
(2)	Options are the subject of negotiation with holder regarding possible lapse due to termination of employment.

Options/SAR Exercises and Holdings.

The following table sets forth information with respect to the named executives, concerning the exercise of options and/or limited SARs during the last fiscal year and unexercised options and limited SARs held as of the end of the fiscal year December 31, 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values:

(a) Name	(b) Shares Acquired on Exercise (#)		(c) Value Realized ($)	(d) Number of Securities Underlying Unexercised Options/SARs at FY End (#) Exercisable/ Unexercisable	(e) Value of Unexercised-in-the-Money Shares at FY End ($) Exercisable/ Unexercisable

Malcolm R. Bendall	6,000,000	(1)	0	6,000,000 / 0	$5,150 / 0
David Tanner	400,000	(1)	0	400,000 / 0	$343 / 0
Clive Burrett	600,000	(1)	0	600,000 / 0	$515 / 0
Stephen Powell	400,000	(1)	0	400,000 / 0	$343 / 0
Phillip Simpson	400,000	(1)	0	400,000 / 0	$343 / 0
Richard Watson	400,000	(1)	0	400,000 / 0	$343 / 0
Rod Tabor	400,000	(1)(2)	0	400,000 / 0	$343 / 0
Kevin Gumley	400,000	(1)	0	400,000 / 0	$343 / 0

(1)	Options have not yet vested.
(2)	Options are the subject of negotiation with holder regarding possible lapse due to termination of employment.

There are no employment agreements between the Company and its executive officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A number of directors of Empire and its subsidiaries hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. The terms and conditions of the transactions with directors and their director related entities were no more favorable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arms length basis.

Effective April 1, 2002, Great South Land signed a consultancy agreement with Bass Gas and Oil Pty Ltd to provide the services of Mr. Bendall. The agreement continues until April 1, 2007. Mr. Bendall is to provide the Company with professional guidance, advice and assistance in the general area of oil and gas exploration. In return for providing these services, Bass Gas and Oil Pty Ltd is entitled to receive $13,142 per month from Great South Land.

From time to time the Company requires funding for short term needs which are supplied by an entity associated with Mr. Bendall. Since January 1, 2005, that entity has provided funding amounting to approximately $312,508 to the Company. These advances are unsecured, are not repayable before June 30, 2007 and to date have been interest free. At December 31, 2005, loans to the Company from Mr. Bendall totaled $1,446,022 in addition to expenses accrued and accrued but unpaid wages.

Two former directors of Great South Land, Messrs. D. Tanner and R. Watson, have personally provided joint and several guarantees, on behalf of Great South Land, in favor of Mineral Resources of Tasmania, the government body responsible for the activities of Great South Land. This guarantee is for a total of $54,758, and relates to future environmental rehabilitation costs that may arise in respect of exploration activities within SEL 13/98.

From January 1, 2005 to December 31, 2005 Empire did not issue any shares or options to directors, director related entities or officers of the Company other than assuming Great South Land obligations for existing option holder directors as part of the reverse merger. Great South Land options issued in October 2003 may be exercised at a price of AUD $0.01 and are valid until December 31, 2006. After the successful acquisition of Great South Land by Empire as at April 6, 2005, Great South Land transferred these options to Empire for redemption. The exercise price of each option at December 31, 2005 in USD $ was $0.007301. All options were exercised in 2006.

In earlier periods, Empire made conditional offers of share options covering 9,000,000 shares to Directors, Director Related Entities and officers of the Company. The issue of any of these options is conditional on the successful completion of the merger with Empire, the extension of the license over key areas of SEL 13/98 and the securing of additional available funding of at least AUD $15,000,000 before December 31 ,2006 (USD $10,951,000 at December 31, 2005 interbank spot exchange rates). If issued, these options will have a term of three years and an exercise price of AUD $0.20. Following the successful acquisition of Great South Land by Empire as at April 6, 2005, these options have been transferred to Empire for redemption. The exercise price of each option at December 31, 2005 in USD $ is $0.14602.

Empire in April 2006 completed a private placement with RAB Special Situations (Master) Fund Limited, wherein RAB acquired shares of our common stock, a 6% convertible debenture, Class A Warrants and Class B Warrants. Details about the transaction and the terms of the securities are set out in “Description of Business – Recent Developments” above.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

The Certificate of Amendment to our Articles of Incorporation filed with the Secretary of State of Nevada on August 29, 2005, authorized the issuance of 300,000,000 shares of our capital stock, of which 299,000,000 were designated as Class A common stock, par value $0.001 per share and 1,000,000 shares were designated as Class B common stock, par value $0.001 per share. Our Articles of Incorporation do not authorize any classes of preferred stock.

Capital Stock Issued and Outstanding

As of June 30, 2006, there were issued and outstanding 195,958,389 shares of Class A common stock held by 1,378 holders of record and 102,314 shares of Class B redeemable common stock held by 471 holders of record.

The following description of our capital stock is derived from various provisions of our Articles of Incorporation and Bylaws as well as provisions of applicable law. Such description is not intended to be complete and is qualified in its entirely by reference to the relevant provisions of our Articles of Incorporation and Bylaws.

Description of Common Stock

Holders of the common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the common stock representing one-half of the total voting power of the capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the outstanding shares of common stock is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share of Class A common stock entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of Class B redeemable common stock are entitled only to the par value of their shares upon a liquidation, dissolution or winding up. Holders of the common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Class A common stock.

Shares in Class B redeemable common stock do not trade publicly and are not transferable. Any holder of Class B shares wanting to sell or trade those shares must first redeem them with the Company for an equal number of shares of Class A common stock. We issued the Class B redeemable common stock in 2001 as partial consideration in an exchange offer with the shareholders of Commonwealth Energy Corporation, a Canadian corporation. By structuring the transaction as an exchangeable share transaction we permitted Canadian tax deferral for former Commonwealth Canadian shareholders who elected to receive the Exchangeable Shares rather than Empire Class A Common Stock upon consummation of the transaction.

Warrants

As of June 2, 2006, warrants representing the right to purchase 14,313,300 shares of our common stock are issued and outstanding. The terms and exercise prices of the warrants are set out in the table below. The shares of common stock underlying the outstanding warrants are being registered under this registration statement of which this prospectus is a part.

Number of shares	Exercise price	Warrant expiration date
763,300	$0.50	August 4, 2011
8,550,000	$0.13	March 24, 2009
5,000,000	$0.18	March 24, 2009

Each warrant may be exercised in whole or in part at any time to purchase shares of common stock at the respective exercise price, subject to adjustment from time to time upon certain the occurrence of certain events. The Company granted the warrant holder certain registration rights relating to the underlying shares of common stock, but not the warrants themselves, pursuant to which the Company is required to prepare and file a registration statement within 120 calendar days of closing.

Securities Convertible into Common Stock

As of the date of this prospectus, Empire had outstanding a 6% convertible debenture representing the right to convert in whole or in part the principal balance of the note into shares of our Class A common stock at a conversion price of USD $0.18 per share, subject to customary non-dilution provisions. The debenture is due March 14, 2008 and pays interest in arrears semi-annually beginning October 1, 2006. The Company granted the holder of the debenture certain registration rights relating to the underlying shares into which the debenture may be converted, but not the debenture itself, pursuant to which the Company is required to prepare and file a registration statement within 120 calendar days of closing.

Empire issued to Pacific Rim Foods Limited 9,000,000 shares of its Class A common stock as consideration for 51% of the issued and outstanding shares of Pacific Rim. Pacific Rim has raised capital by issuing in a private placement Series A convertible preferred stock, which stock is convertible, at the holder’s discretion, into either shares of Pacific Rim common stock at a 51% discount or into shares of Empire common stock held in escrow by Pacific Rim at a conversion price per share equal to the then market price for our common stock but with a price floor of USD $0.20 and a price ceiling of USD $0.50. The conversion period extends from September 16, 2006 to March 16, 2008. After March 16, 2008, the holder only retains the right to convert into Pacific Rim common stock, but Pacific Rim has the right to redeem the Series A convertible preferred stock at a redemption price equal to conversion price alternatives set out above.

Options

In exchange for services to the company in raising capital, we issued to First Global Securities, Inc., options to acquire up to 1,500,000 shares of our Class A common stock at an exercise price of $0.50. These options expire on April 18, 2008.

We also have contingent options representing the right to purchase 9,000,000 shares of Class A common stock that could be come exercisable if the officers and directors have been successful in raising no less than AUD $15,000,000 in capital by December 31, 2006, on behalf of the Company. Other conditions placed on issuance of the options have been met. As of the date of this prospectus, USD $6,702,128 has been raised. If the conditions to the issuance of the options are met, the options will have a term of three years from the date of issue and will have an exercise price of AUD $0.20.

SELLING SECURITY HOLDERS

The following table sets forth the shares beneficially owned, as of the date of this prospectus, by the selling stockholders prior to the offering contemplated by this prospectus, the number of shares each selling stockholder is offering by this prospectus and the number of shares which each selling stockholder would own beneficially if all such offered shares are sold. Except as expressly set forth below, none of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer. Each of the selling stockholders has acquired his, her or its shares solely for investment and not with a view to or for resale or distribution of such securities. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities.

Name	Shares of common stock owned prior to the offering(1)	Percentage of common stock owned prior to the offering(1)	Shares of common stock to be sold	Shares of common stock owned after the offering	Percentage of common stock owned as a result of the offering
RAB Special Situations (Master) Fund Limited(2)	38,983,333	17.78%	38,983,333	0	0.00%
Libertas Capital Ventures, Ltd.(3)	8,465,000	3.86%	8,465,000	0	0.00%
First Global Securities Inc.(4)	6,015,000	2.74%	6,015,000	0	0.00%
David Tanner(17)	1,455,296	*	1,455,296	0	0.00%
Stephen Powell(17)	1,472,400	*	1,472,400	0	0.00%
Phillip Simpson(5) (17)	450,000	*	450,000	0	0.00%
Jeshek Pty Ltd.(6)	3,050,000	1.39%	3,050,000	0	0.00%
Nancy Korda(18)	50,000	*	50,000	0	0.00%
Avalor Capital, LLC(7)	763,300	*	763,300	0	0.00%
Richard Watson(17)	403,200	*	403,200	0	0.00%
Enrique Esquivel(19)	200,000	*	200,000	0	0.00%
The Cervelle Group(8) (19)	130,000	*	130,000	0	0.00%
Selective Consulting, Inc.(9) (19)	500,000	*	500,000	0	0.00%
Gary Ahlfeldt(10)	75,000	*	75,000	0	0.00%
William Blake(10)	250,000	*	250,000	0	0.00%
John Michael Blalock(10)	50,000	*	50,000	0	0.00%
David R Lapidus & Alma R Lapidus, The Oakpark Trust dtd 3/1/06(10)	50,000	*	50,000	0	0.00%
Frederick Campion(10)	25,000	*	25,000	0	0.00%
Richard D’Abo(10)	200,000	*	200,000	0	0.00%
Alexandre Djolakian(10)	25,000	*	25,000	0	0.00%
Michael Fearnow(10)	125,000	*	125,000	0	0.00%
Greg Houston(10)	240,000	*	240,000	0	0.00%
Jeff Ploen(10)	100,000	*	100,000	0	0.00%
Paul MacCready(10) (11)	1,000,000	*	1,000,000	0	0.00%
Tyler MacCready(10)	250,000	*	250,000	0	0.00%
Edward Pollock(10)	50,000	*	50,000	0	0.00%
Michael Portnoy(11)	250,000	*	250,000	0	0.00%
Gilbert Rivera(10)	50,000	*	50,000	0	0.00%
Theodore A. Schwartz(10)	125,000	*	125,000	0	0.00%
Allen Weirick(11)	50,000	*	50,000	0	0.00%
Joseph F. Weiderman(10)	200,000	*	200,000	0	0.00%
Daniel Zuckerman(10)	50,000	*	50,000	0	0.00%
Louis Robert & Kathleen Ora Carno Revocable Trust dtd 12-8-99(10)	50,000	*	50,000	0	0.00%
William Zimmerman(10)	25,000	*	25,000	0	0.00%

Name	Shares of common stock owned prior to the offering(1)	Percentage of common stock owned prior to the offering	Shares of common stock to be sold	Shares of common stock owned after the offering	Percentage of common stock owned as a result of the offering
BDR Consulting Pty Ltd.(12)	650,000	*	650,000	0	0.00%
CPR Project Systems Pty Ltd.(13)	650,000	*	650,000	0	0.00%
Mark Leis(14)	37,000	*	37,000	0	0.00%
Hendrick Jacometti and Aprilla Jacometti(14)	103,600	*	103,600	0	0.00%
Lucas Jacometti and Annie Jacometti(14)	37,000	*	37,000	0	0.00%
Well Heard Associates Trust(14) (15)	222,000	*	222,000	0	0.00%
Mackay Limited Partnership(16)	1,500,000	*	1,500,000	0	0.00%

*	Less than 1%.

(1)	Includes shares of common stock issuable upon conversion of convertible debenture, conversion of Pacific Rim convertible stock and exercise of warrants and options.
(2)	RAB Special Situations (Master) Fund Limited holds 17,100,000 shares of common stock, a 6% convertible debenture exercisable to acquire 8,333,333 shares of common stock, Class A Warrants exercisable to acquire 8,550,000 shares of common stock and Class B Warrants exercisable to acquire 5,000,000 shares of common stock. The convertible debenture , Class A Warrants and Class B Warrants have restrictions on conversion or exercise and the holder’s beneficial ownership interest may not exceed 9.99% of the issuer’s issued and outstanding voting securities at the time of any conversion or exercise. These securities are registered in the custodial account of Credit Suisse Securities (USA) LLC and Phillip Richard as fund manager has investment and voting control over these securities. All of the securities held by RAB Special Situations (Master) Fund Limited were acquired in March 2006 in private placements reliant on the safe harbor from registration provided by Regulation S and previously disclosed on our Form 10-K for the year ending December 31, 2005.
(3)	Libertas Capital Ventures acquired its shares in consideration for providing financial and strategic advice in relation to the RAB Special Situations (Master) Fund Limited transaction in 2006. Jakob Kinde and Henry Okereke exert investment control over Libertas Capital Ventures Ltd.
(4)	Mr. Noble Trenham is the sole shareholder and chief executive officer of First Global Securities, Inc. First Global presently holds 4,380,000 shares and also has options to acquire a further 1,500,000 shares upon exercise of options. First Global also has a conversion option in the amount of 135,000 shares by virtue of holding preferred stock in Pacific Rim described in more detail in footnote 10 below. With the exception of the shares underlying the Pacific Rim preferred stock, First Global received its securities in a private placement as compensation for its services as a placing agent in certain private placement transactions in 2004 and 2005.
(5)	Mr. Simpson holds shares both directly and in the name of Terralinna Pty Ltd. TTEE FBO Phillips Simpson Family Trust. Mr. Simpson received 400,000 shares in a debt for equity swap on May 11, 2006 at a conversion price of AUD 40,000. Mr. Simpson exercised an option to acquire 50,000 shares in February 2006.
(6)	Jeshek Pty Ltd. holds its shares as trustee for the Jeshek Family Trust, the beneficiary and settler of which is Mr. Rod Tabor. Mr. Tabor had been, until March 2005, an executive officer of Great South Land Minerals Limited, now a wholly-owned subsidiary of Empire Energy. Mr. Tabor acquired 3 million shares in 2006 in partial consideration of dropping a tribunal claim against Great South Land Minerals Limited and he exercised an option to acquire 50,000 shares in February 2006.
(7)	Mr. Frank Barchinsky is the ultimate beneficial owner of Avalor Capital, LLC. Avalor Capital has the right to acquire 763,300 shares of common stock upon exercise of a warrant acquired in a private placement as compensation for Avalor and Mr. Barchincky providing strategic advice to the company.
(8)	The ultimate beneficial owner of The Cervelle Group is Mr. Rob Karbowsky.
(9)	The ultimate beneficial owner of Selective Consulting, Inc. is Mr. Vincent Cervone.

(10)	Holder of preferred stock in Empire Energy’s subsidiary Pacific Rim Foods issued in a private placement in reliance on the exemption to registration provided by Regulation D. That preferred stock has a conversion option allowing the holder, at his or her discretion, to convert the preferred stock into either common stock of Pacific Rim or common stock of Empire Energy. The conversion ratio in relation to Empire Energy stock has a floor of $0.20 and a ceiling of $0.50.
(11)	Holder of Class A Warrant issued by Empire Energy’s subsidiary Pacific Rim Foods issued in a private placement in reliance on the exemption to registration provided by Regulation D, exercisable at $0.05 and expiring July 5, 2011.
(12)	The ultimate beneficial owner of BDR Consulting Pty Ltd. is Mr. Rob Braunack. BDR received the shares in a transaction whereby Empire issued shares in exchange for outstanding loans owed by Zeehan Zinc to BDR in the amount of AUD 337,155.
(13)	The ultimate beneficial owner of CPR Project Systems Pty Ltd. is Mr. Charles Pywell. CPR Project Systems received the shares in a transaction whereby Empire issued shares in exchange for outstanding loans owed by Zeehan Zinc to CPR in the amount of AUD 337,155.
(14)	The shareholder received the shares as consideration in an investment agreement with Great South Land Minerals, with investment contingent on the successful merger with Empire Energy. The obligation was carried on Great South Land’s financial statements as a debt and the investor received the shares as an equity for debt swap.
(15)	The settler and beneficiary of the Well Heard Associates Trust is Mr. Phil Webberly.
(16)	The ultimate beneficial owner of the Mackay Limited Partnership is Mr. Tad Ballantyne, a director of Empire Energy. The registered shares were issued as Mr. Ballantyne’s sole compensation for serving as an officer of Pacific Rim Foods.
(17)	Received shares in exchange offer during takeover of Great South Land Minerals. Exchange offer relied on exemption to registration provided by Rule 802 but noted shareholder then held target securities that would have been viewed as ‘restricted,’ and was therefore not eligible under Rule 802 to receive unrestricted shares.
(18)	Ms. Korda received the shares in lieu of interest on a $20,000 loan sale made to Empire Energy in December 2005.
(19)	The shareholder received its shares in consideration of public relations services rendered to Empire Energy in December 2005.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commission or agent’s commissions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.

The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. On June 19, 2006, Great South Land received notice of a Statutory Demand under Australian law totaling $584,478 filed by a former executive officer seeking reimbursement for wages and employment expenses as at December 2005. This amount has been accrued for in full in the December 31, 2005 payables. Great South Land believes it has reached a settlement as to terms which it expects to have signed promptly.

As further described in “Risk Factors – Business Risks,” the Australian securities regulator has sent us notice that our initial acquisition of an indirect interest in Zeehan Zinc may have violated the Australian Corporations Act 2001. Although we have decreased our holding below the 20% threshold described in that legislation, the regulator has not indicated what action it may take regarding the initial violation. In response to a recent letter, we have described the transaction in which we divested ourselves of a portion of our Zeehan Zinc stake and have not yet received a reply from the regulator.

We are currently not aware of any other legal proceedings or claims that we believe will have, individually, or in the aggregate, a material adverse affect on our business, financial condition or operating results.

LEGAL MATTERS

The validity of the shares of common stock to be sold in the offering will be passed upon for us by the law firm of Ballard Spahr Andrews & Ingersoll, LLP.

EXPERTS

Our financial statements for the year ended December 31, 2005, in this prospectus have been audited by UHY Haines Norton independent certified public accountants, to the extent and for the periods set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.

Certain information with respect to our oil and natural gas reserves derived from the reports of Anderson & Schwab Australia Limited independent petroleum engineering consultants, has been included in this prospectus on the authority of said firm as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and other information the SEC. Our filings are available to the public at the SEC’s web site at http://www.sec.gov. You may also read and copy any document with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement on Form SB-2 with the SEC under the Securities Act for the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement and its exhibits. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

FINANCIAL STATEMENTS

The consolidated financial statements of Empire commencing on page F-1 are included with this prospectus. These financial statements have been prepared on the basis of accounting principles generally accepted in the United States and are expressed in US dollars.

Independent Auditors’ Report

To the Board of Directors and Stockholders

Empire Energy Corporation International

We have audited the accompanying consolidated balance sheets of Empire Energy Corporation International (the “Company”) (a development stage company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2005, and for the period from March 15, 1995 (date of inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Company’s financial statements for the period from July 1, 1997 through June 30, 2002, were audited by other auditors. Those auditors expressed an unqualified opinion on financial statements for the years ended 30 June 1999 to 2002 and stated that they did not audit the financial statements of the Company for the period from March 15, 1995 (date of inception) to June 30, 1997. The financial statements for the period from March 15, 1995 (date of inception) to June 30, 2002 reflect total net losses of $5,328,437 of the cumulative totals. The other auditors’ reports have been furnished to the directors, and our opinion, insofar as it relates to amounts included for such other period, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empire Energy Corporation International as of December 31, 2005 and 2004, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2005 and for the period from March 15, 1995 (date of inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements for the year ended December 31, 2005 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficiency, has incurred net losses in recent years, and has a significant accumulated deficit. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to those matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

M D Nicholaeff	UHY Haines Norton
Partner	Chartered Accountants

Dated 14 April 2006

Sydney, Australia

EMPIRE ENERGY CORPORATION INTERNATIONAL

CONSOLIDATED BALANCE SHEETS

	Note	June 30, 2006	December 31, 2005	December 31, 2004
		(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$368,060	6,084	5,325
Receivables net of impairment		160,709	22,884	29,326
Loans to Zeehan Zinc Ltd.		1,287,207	—	—
Prepayments and Other		271,444	—	173,069

TOTAL CURRENT ASSETS		2,087,420	28,968	207,720

EQUITY INVESTMENT IN ZEEHAN ZINC LTD.		3,203,196	5,969,000	—
EQUITY INVESTMENT CHINA FOOD BRANDS		80,001	—	—
INVESTMENT IN TECHNOLOGY LICENSE		3,925,000	—	—

PROPERTY AND EQUIPMENT, NET	6	13,839	3,874	13,150

TOTAL ASSETS		$9,309,456	6,001,842	220,870

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Trade and other payables		$3,111,468	1,329,339	209,872
Current portion of long term debt	7	512,119	269,956	3,154

TOTAL CURRENT LIABILITIES		3,623,587	1,599,295	213,026

LONG TERM TRADE AND OTHER PAYABLES		1,433,687	2,733,255	2,477,889
LONG TERM DEBT, net of current portion	7	—	—	8,253

TOTAL LIABILITIES		5,057,273	4,332,550	2,699,168

COMMITMENTS AND CONTINGENCIES		—	—	—
MINORITY INTEREST, PACIFIC RIM FOODS		183,770	—	—
CONVERTIBLE PREFERRED STOCK IN SUBSIDIARY		460,000	—	—

STOCKHOLDERS’ DEFICIT
Class A Common stock, (300,000,000 authorized) issued with a par value of $0.001, 165,478,532, 114,660,042 and 71,173,794 shares respectively outstanding		165,478	114,660	71,174
Class B Common stock, issued with a par value of $0.001, 102,314, 103,386 and 105,857 shares respectively		102	103	106
Additional paid-in capital		20,268,476	12,728,396	6,885,528
Accumulated deficit during the development stage		(16,592,623)	(10,916,398)	(9,018,551)
Accumulated other comprehensive income (loss)		(233,020)	(257,469)	(416,555)

TOTAL STOCKHOLDERS’ DEFICIT		3,608,413	1,669,292	(2,478,298)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT		$9,309,456	6,001,842	220,870

See summary of significant accounting policies and notes to financial statements

EMPIRE ENERGY CORPORATION INTERNATIONAL

CONSOLIDATED STATEMENTS OF OPERATIONS

Six Months Ended June 30, 2006 and 2005

(Unaudited)

	2006	2005	March 15, 1995 (Inception) to June 30, 2006
	$	$	$
TOTAL REVENUES	—	—	—

COSTS AND EXPENSES
Selling, general & administrative	2,207,119	814,572	8,833,432
Exploration	1,567,142	157,129	5,620,926

TOTAL COSTS AND EXPENSES	3,774,261	971,701	14,454,358

LOSS FROM OPERATIONS	(3,774,261)	(971,701)	(14,454,358)

OTHER INCOME (EXPENSE)
Loss on equity investment	(698,000)	—	(729,000)
Other income	103,155	11,630	151,077
Loss on disposition of investment	(1,142,804)	—	(1,142,804)
Minority interest	152,809	—	152,809
Interest (expense)	(317,124)	(30,294)	(570,347)

LOSS BEFORE INCOME TAXES	(5,676,225)	(990,365)	(16,592,623)

INCOME TAXES	—	—	—

NET LOSS	(5,676,225)	(990,365)	(16,592,623)

NET LOSS PER COMMON SHARE:
Basic and diluted	($0.0412)	($0.0147)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	137,624,807	67,293,171

See summary of significant accounting policies and notes to financial statements

EMPIRE ENERGY CORPORATION INTERNATIONAL

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2005 and 2004

	2005	2004	March 15, 1995 (Inception) to December 31, 2005
	$	$	$
TOTAL REVENUES	—	—	—

COSTS AND EXPENSES
Selling, general & administrative	1,486,000	393,750	6,626,313
Exploration	276,513	23,979	4,053,784

TOTAL COSTS AND EXPENSES	1,762,513	417,729	10,680,097

LOSS FROM OPERATIONS	(1,762,513)	(417,729)	(10,680,097)

OTHER INCOME (EXPENSE)
Loss on equity investment	(31,000)		(31,000)
Other income	18,552	16,434	47,922
Interest (expense)	(122,886)	(51,962)	(253,223)

LOSS BEFORE INCOME TAXES	(1,897,847)	(453,257)	(10,916,398)

INCOME TAXES	—	—	—

NET LOSS	(1,897,847)	(453,257)	(10,916,398)

NET LOSS PER COMMON SHARE:
Basic and diluted	($0.0246)	($0.0073)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	76,997,008	62,416,902

See summary of significant accounting policies and notes to financial statements

EMPIRE ENERGY CORPORATION INTERNATIONAL

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

Period From March 1995 (inception) Through December 31, 2005 and June 30, 2006 (Unaudited)

	Common	Stock - A	Common	Stock - B	Additional Paid-In Capital	Accumulated Other Comprehensive Gain (Loss)	Deficit Accumulated during the Development Stage	Total Stockholders’ Equity (Deficit)
	No	$	No	$	$	$	$	$
Balance at March 15, 1995	—	—	—	—				—
Reverse Acquisition of GSLM	8,747,012	8,747	105,857	106	(8,853)			—

Issuance of common stock:
cash	1,000	1			745			746
Net loss	—	—	—	—	—	—	—	—

Balance at June 30, 1996	8,748,012	8,748	105,857	106	(8,108)	—	—	746

Issuance of common stock:
cash	59,000	59			53,977			54,036

Issuance of common stock:
share premium					391,761			391,761
Net loss							(477,078)	(477,078)
Foreign currency translations	—	—	—	—	—	24,122	—	24,122

Balance at June 30, 1997	8,807,012	8,807	105,857	106	437,630	24,122	(477,078)	(6,413)

Issuance of common stock:
cash	138,688	139			86,318			86,457

Issuance of common stock:
share premium					857,737			857,737
Net loss							(1,247,314)	(1,247,314)
Foreign currency translations	—	—	—	—	—	185,864	—	185,864

Balance at June 30, 1998	8,945,700	8,946	105,857	106	1,381,685	209,986	(1,724,392)	(123,669)

Issuance of common stock:
cash	69,581	70			328,899			328,969
Net loss							(267,403)	(267,403)
Foreign currency translations	—	—	—	—	—	(106,064)	—	(106,064)

Balance at June 30, 1999	9,015,281	9,016	105,857	106	1,710,584	103,922	(1,991,795)	(168,167)

Issuance of common stock:
cash	35,971	36			137,205			137,241

Issuance of common stock:
services	23,214	23			151,099			151,122
Net loss							(186,666)	(186,666)
Foreign currency translations	—	—	—	—	—	22,585	—	22,585

Balance at June 30, 2000	9,074,466	9,075	105,857	106	1,998,888	126,507	(2,178,461)	(43,885)

See summary of significant accounting policies and notes to financial statements

EMPIRE ENERGY CORPORATION INTERNATIONAL

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

Period From March 1995 (inception) Through December 31, 2005 and June 30, 2006 (Unaudited)

	Common	Stock - A	Common	Stock - B	Additional Paid-In Capital	Accumulated Other Comprehensive Gain (Loss)	Deficit Accumulated during the Development Stage	Total Stockholders’ Equity (Deficit)
	No	$	No	$	$	$	$	$
Balance at July 1, 2000	9,074,466	9,075	105,857	106	1,998,888	126,507	(2,178,461)	(43,885)

Issuance of common stock:
cash	348,214	348			1,174,477			1,174,825

Issuance of common stock:
services	23,317	23			67,863			67,886

Issuance of common stock:
bonus issue	51,911,055	51,911			(51,911)			—
Net loss							(1,767,759)	(1,767,759)
Foreign currency translations	—	—	—	—	—	73,133	—	73,133

Balance at June 30, 2001	61,357,052	61,357	105,857	106	3,189,317	199,640	(3,946,220)	(495,800)

Issuance of common stock:
cash	609,000	609			590,642			591,251

Issuance of common stock:
services	3,955,125	3,955			530,778			534,733
Stock issuance costs					(44,109)			(44,109)
Net loss							(1,382,217)	(1,382,217)
Foreign currency translations	—	—	—	—	—	(83,949)	—	(83,949)

Balance at June 30, 2002	65,921,177	65,921	105,857	106	4,266,628	115,691	(5,328,437)	(880,091)

Issuance of common stock:
cash	1,028,764	1,029			607,613			608,642

Issuance of common stock:
services	3,955,125	3,955			2,119,156			2,123,111
Stock issuance costs					(286,040)			(286,040)
Net loss							(2,901,629)	(2,901,629)
Foreign currency translations	—	—	—	—	—	(233,528)	—	(233,528)

Balance at June 30, 2003	70,905,066	70,905	105,857	106	6,707,357	(117,837)	(8,230,066)	(1,569,535)

Issuance of common stock:
cash	246,800	247			159,926			160,173

Issuance of common stock:
services	21,928	22			16,238			16,260
Stock issuance costs					2,007			2,007
Net loss							(599,870)	(599,870)
Foreign currency translations	—	—	—	—	—	(24,630)	—	(24,630)

Balance at June 30, 2004	71,173,794	71,174	105,857	106	6,885,528	(142,467)	(8,829,936)	(2,015,595)

See summary of significant accounting policies and notes to financial statements

EMPIRE ENERGY CORPORATION INTERNATIONAL

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

Period From March 1995 (inception) Through December 31, 2005 and June 30, 2006 (Unaudited)

	Common	Stock - A	Common	Stock - B	Additional Paid-In Capital	Accumulated Other Comprehensive Gain (Loss)	Deficit Accumulated during the Development Stage	Total Stockholders’ Equity (Deficit)
	No	$	No	$	$	$	$	$
Balance at July 1, 2004	71,173,794	71,174	105,857	106	6,885,528	(142,467)	(8,829,936)	(2,015,595)
Net loss for 6 months							(188,615)	(188,615)
Foreign currency translations for 6 months	—	—	—	—	—	(274,088)	—	(274,088)

Balance at December 31, 2004	71,173,794	71,174	105,857	106	6,885,528	(416,555)	(9,018,551)	(2,478,298)

Issuance of common stock:
debt	29,458	29			(29)			—

Issuance of common stock:
services	2,634,319	2,634			(2,634)			—
Conversion of Class B stock into Class A	2,471	3	(2,471)	(3)				—
Reverse Acquisition of GSLM					(213,249)			(213,249)
Issuance of common stock:
contingency	2,490,000	2,490			(2,490)			—

Issuance of common stock:
Acquisition of Cyber Finance	37,500,000	37,500			5,962,500			6,000,000

Issuance of common stock:
services	830,000	830			98,770			99,600
Net loss for year							(1,897,847)	(1,897,847)
Foreign currency translations	—	—	—	—	—	159,086	—	159,086

Balance at December 31, 2005 (The following are Unaudited)	114,660,042	114,660	103,386	103	12,728,396	(257,469)	(10,916,398)	1,669,292

Issuance of common stock:
HEM convertible debenture	6,222,675	6,223			498,500			504,723

Issuance of common stock:
services	5,880,000	5,880			832,320			838,200
Conversion of Class B stock into Class A	1,215	1	(1,215)	(1)				—

Issuance of common stock:
Exchange for debt	2,549,600	2,549			317,252			319,801

Issuance of common stock:
Cash	17,100,000	17,100			1,863,900			1,881,000

Issuance of common stock:
Libertas, less stock fees of $359,400	4,065,000	4,065			205,935			210,000
Issuance of common stock:
License	15,000,000	15,000			2,985,000			3,000,000
Beneficial conversion feature, convertible debenture	—	—			837,173			837,173
Net loss for six months							(5,676,225)	(5,676,225)
Foreign currency translations	—	—	—	—	—	24,449	—	24,449

Balance at June 30, 2006 (Unaudited)	165,478,532	165,478	102,171	102	20,268,476	(233,020)	(16,592,623)	3,608,413

See summary of significant accounting policies and notes to financial statements

EMPIRE ENERGY CORPORATION INTERNATIONAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2006 and 2005

(Unaudited)

	Note	2006	2005	March 15, 1995 (Inception) to June 30, 2006
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(5,676,224)	(990,365)	(16,592,622)
Adjustments to reconcile net loss to net cash used in operating activities:
Share issues for services		838,200	—	3,830,912
Depreciation		53,234	6,544	87,832
Loss on disposal of investment		1,142,804	—	1,142,804
Loss on disposal of fixed assets		—	207	207
Loss on equity investment		698,000	—	729,000
Change in minority interest		183,770	—	183,770
Changes in operating assets and liabilities:
(Increase) Decrease in receivables		(137,825)	(7,822)	(160,709)
(Increase) Decrease in prepaid expenses		(271,444)	168,174	(271,444)
Increase (Decrease) in payables		797,060	494,339	4,646,405

NET CASH USED IN OPERATING ACTIVITIES		(2,372,425)	(328,923)	(6,403,845)

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to Zeehan Zinc, Ltd.		(1,040,207)	—	(1,040,207)
Investment in China food brands		(80,001)	—	(80,001)
Purchase of property and equipment		(10,494)	—	(49,173)

NET CASH USED IN INVESTING ACTIVITIES		(1,130,702)	—	(1,169,381)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital raising costs		—	—	(328,142)
Net proceeds from issuance of preferred shares		460,000	—	460,000
Net proceeds from borrowings		1,500,000	259,429	1,769,956
Proceeds from issuance of shares		1,881,000	—	6,272,838

NET CASH PROVIDED BY FINANCING ACTIVITIES		3,841,000	259,429	8,174,652

EFFECT OF EXCHANGE RATE CHANGES ON CASH		24,103	70,495	(233,366)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		361,976	1,001	368,060
CASH AND CASH EQUIVALENTS—beginning of period		6,084	5,325	—

CASH AND CASH EQUIVALENTS—end of period		368,060	6,326	368,060

CASH PAID FOR:
Taxes		—	—	—
Interest		10,352	891	135,835

See summary of significant accounting policies and notes to financial statements

EMPIRE ENERGY CORPORATION INTERNATIONAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, 2005 and 2004

	Note	2005	2004	March 15, 1995 (Inception) to December 31, 2005
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(1,897,847)	(453,257)	(10,916,398)
Adjustments to reconcile net loss to net cash used in operating activities:
Share issues for services		99,600	16,260	2,992,712
Depreciation		9,276	4,663	34,598
Loss on disposal of fixed assets		—	—	207
Loss on equity investment		31,000	—	31,000
Changes in operating assets and liabilities:
(Increase) Decrease in receivables		6,440	(17,868)	(22,884)
(Increase) Decrease in prepaid expenses		173,069	(132,187)	—
(Increase) Decrease in other assets		—	—	—
Increase (Decrease) in payables		1,067,567	676,737	3,849,345

NET CASH USED IN OPERATING ACTIVITIES		(510,895)	94,348	(4,031,420)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		—	—	(38,679)

NET CASH USED IN INVESTING ACTIVITIES		—	—	(38,679)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital raising costs		—	(2,007)	(328,142)
Net proceeds from borrowings		352,568	4,517	269,956
Proceeds from issuance of shares		—	—	4,391,838

NET CASH PROVIDED BY FINANCING ACTIVITIES		352,568	2,510	4,333,652

EFFECT OF EXCHANGE RATE CHANGES ON CASH		159,086	(100,246)	(257,469)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		759	(3,388)	6,084
CASH AND CASH EQUIVALENTS—beginning of period		5,325	8,713	—

CASH AND CASH EQUIVALENTS—end of period		6,084	5,325	6,084

CASH PAID FOR:
Taxes		—	—	—
Interest		—	843	125,483

See summary of significant accounting policies and notes to financial statements

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)

NOTE 1—ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization: Empire Energy Corporation International (“EEGC” or “the Company”) was incorporated in Utah on November 10, 1983. EEGC commenced commercial activity in the oil and gas industry on May 17, 1999. The primary prospect was in Nicaragua. EEGC also participated in an exploration program in Tennessee in 1999 and continuing until 2002. During 2000 and 2001, EEGC acquired additional production and/or prospects in Texas, Oklahoma and Wyoming.

During 2002, EEGC sold most of its oil and gas properties and entered into an agreement to acquire Great South Land Minerals (“GSLM”). Effective April 12, 2004, EEGC changed its name from Empire Energy Corporation to Empire Energy Corporation International, reincorporated in the state of Nevada, increased the authorized shares from 50 million to 100 million and effected a 1 for 10 reverse stock split. During 2003 and 2004, EEGC sold all properties, settled some debts and pursued the acquisition of GSLM, which was completed April 7, 2005.

Unaudited Information: The financial statements as of June 30, 2006 and for the six months ended June 30, 2006 and 2005 are unaudited. The Company has recorded all necessary adjustments to provide a fair presentation. Results of operations and cash flows for the six months ended June 30, 2006 are not necessarily indicative of results for the year ending December 31, 2006.

Reverse Acquisition: On April 7, 2005 (acquisition date) Empire Energy received 96.4% acceptances for its bid to acquire all the common stock in GSLM and on June 15, 2005 Empire Energy compulsorily acquired the remaining common stock of GSLM. All of the outstanding shares of GSLM were exchanged for 62,426,782 shares of Empire Energy common stock in a one for one scrip issue.

Pursuant to the guidance in Appendix B of SEC Accounting Disclosure Rules and Practices Official Text, the merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with the shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalisation. Accordingly, the reverse acquisition has been accounted for as a recapitalisation. For accounting purposes, GSLM is considered the acquirer in the reverse acquisition and all history presented is that of GSLM. Operating results of EEGC are included in these consolidated financial statements from the date of the reverse acquisition, April 7, 2005. References to EEGC in the remainder of these notes will refer to the consolidated company including the operating history of GSLM unless otherwise specified.

The costs of the reverse acquisition (transaction costs) have been charged to expense.

The accompanying consolidated financial statements of the Company reflect the historical results of GSLM, and the consolidated results of operations of the Company and GSLM subsequent to the date of acquisition.

Principles of Consolidation: The consolidated financial statements include the accounts of EEGC (the “Parent” entity) and its wholly owned or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Equity Investment: In November 2005, EEGC acquired a British Virgin Islands Company, Cyber Finance, Ltd. (Cyber) in exchange for 37.5 million shares of newly issued EEGC common stock. The sole asset of Cyber was an investment of 12,745,407 shares of common stock in Zeehan Zinc Limited (Zeehan), representing at the

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

time approximately 37.5% of the total outstanding shares of Zeehan. This investment was accounted for using the equity method. Under this method the investment is recorded at cost on a single line on the balance sheet when the investment is made and the company records its proportional share of the results of operations on a single line on the statement of operations.

Going Concern and Liquidity: EEGC is in the development stage, devoting substantially all of its efforts to exploration and raising financing. EEGC has substantially funded its operations with proceeds from the issuance of common stock. In the course of its exploration activities, EEGC has sustained operating losses and expects such losses to continue for the foreseeable future. EEGC will finance its operations primarily through cash and cash equivalents on hand, future financing from the issuance of debt or equity instruments and through the generation of revenues once commercial operations get underway. However, the Company has yet to generate any significant revenues and has no assurance of future revenues. To management’s knowledge, no company has yet successfully developed sub-surface hydrocarbons in commercial quantities in Tasmania. Even if development efforts are successful, substantial time may pass before revenues are realised.

The financial statements are prepared on a going concern basis. However, significant uncertainties exist in relation to conditions that cast doubt upon the Company’s ability to continue as a going concern. These are:

•	Substantial losses incurred through supporting the ongoing exploration expenditure during the period since the inception of the Company.

•	Uncertainties in terms of the ability to generate cash flows in the future considering that production operations have not yet commenced.

•	Extensive commitments for expenditure under the Company’s key mineral exploration lease.

•	Current liabilities of $1,599,295 and current assets of $28,968 including cash or cash equivalents of $6,084 at December 31, 2005.

The exploration license SEL 13/98 has been renewed effective 1 October 2004, and has strict mandatory cumulative expenditure requirements of $3,119,571 by 30 September 2005, $4,883,493 by 30 September 2006, $7,686,493 by 30 September 2007, $11,500,535 by 30 September 2008 and $12,557,720 by 30 September 2009 without which the license may be revoked at the discretion of Mineral Resources Tasmania.

There can be no assurance that the Company will be able to obtain financing on commercially reasonable terms. The continuing viability and its ability to continue as a going concern and to meet its obligations as they fall due is dependent on the Company being successful in raising additional funds. The Company’s inability to raise capital may have a material adverse affect on its financial condition, ability to meet its obligations and operating needs and results of operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or to the amounts and classification of liabilities that might be necessary should the Company not continue as a going concern.

The Company has planned the following activities and the following activities exist to address the above going concern issues.

The directors have reviewed their short-term cash flow requirements and consider that the company has or has access to sufficient funds to meet the financial obligations of the company.

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

These include:

•	Advances received since December 31, 2005, from entities associated with a director of the company, totalling approximately $312,508. Negotiations are underway with that same entity, for additional funding.

•	Declarations from key creditors (which represented $3,012,942 of the liabilities as at December 31, 2005) that proceeding to enforce collection of debt will not be undertaken before April 30, 2007 in respect of all relevant debts incurred up to December 31, 2005.

•	The company has obtained equity funding of approximately $1,881,000 and convertible debt financing of approximately $1,500,000 since December 31, 2005. The balance of the convertible debt financing will be due and payable in March 2008.

•	The company has been able to convert a debenture payable as at December 31, 2005 in the face amount of $493,000 to common shares.

The directors have reviewed the cash flow requirements necessary to meet the company’s exploration expenditure commitments and consider that the following actions will ensure that the company has access to sufficient funds.

These include:

•	Obtaining approval to increase authorised shares to allow additional acquisitions and fund-raising activities

•	Seeking acquisitions that will provide capital and cash flow

•	Working on refinancing opportunities and using the additional shares to pursue development activities.

•	Entering into negotiations with a number of parties for additional funding.

Emphasis of Matter: The report of the independent registered public accounting firm on EEGC’s financial statements for the year ended 31 December 2005 and 2004 contained an emphasis of matter paragraph regarding the Company’s ability to continue as a going concern. The independent audit report on GSLM’s financial statements for the year ended 30 June 2004 contained an emphasis of matter paragraph regarding the GSLM’s ability to continue as a going concern.

Revenue Recognition: Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset. Other revenue is recognised when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time product is delivered.

Marketable securities: Investment securities that are held for short-term resale are classified as trading securities and carried at fair value. Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available-for-sale and are carried at fair value, based on quoted market prices. Unrealized gains and losses on securities available-for-sale are reported as a net amount in accumulated other comprehensive loss, net of applicable income taxes. Costs of securities sold are recognized using the specific identification method.

Property and Equipment: The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows.

The successful efforts method of accounting is followed for costs incurred in oil and gas exploration and production operations:

Capitalization of Oil and Gas Expenditures: Acquisitions costs for proved and unproved properties are capitalized when incurred. Costs of unproved properties are transferred to proved properties when proved reserves are found. Exploration costs, including geological and geophysical costs and costs of carrying and retaining unproved properties, are charged against income as incurred. Exploratory drilling costs are capitalized initially; however, if it is determined that an exploratory well does not contain proved reserves, the capitalized costs are charged to expense, as dry hole costs, at that time. Development costs are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface are generally expensed.

Leasehold Impairment and Depreciation, Depletion and Amortization: Unproved properties whose costs are individually significant are evaluated for impairment by management. Costs of such properties surrendered or abandoned are charged to exploration expense.

The acquisition costs of proved properties are depleted by the unit of production method based on proved reserves. Capitalized exploratory drilling costs which result in the discovery of proved reserves and development costs are amortized/depreciated by the unit of production method based on proved developed reserves. The unit determination is by field.

Other Property and Equipment: Other property and equipment is depreciated under the straight-line method over the useful lives of the assets ranging from 2 to 9 years.

Dismantlement, Restoration and Abandonment Costs: In accordance with SFAS No. 143, “ Accounting for Asset Retirement Obligations “, (which became effective for fiscal years beginning January 1, 2003), which addresses financial accounting and reporting for liabilities associated with the retirement of long-lived assets, the Company recognises the fair value of a liability for asset retirement obligations associated with the retirement of tangible long lived assets and the associated retirement costs in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset as part of depreciation, depletion, and amortisation. The effect of the passage of time on the amount of the liability is recognised as accretion expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognise a gain or loss on settlement. The adoption of SFAS 150 had no effect on the Company’s financial statements.

The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalised and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortisation is removed from the accounts and any gains or losses are reflected in current operations.

Income Taxes: The Company provides for income taxes using the asset and liability method pursuant to SFAS No. 109, Accounting for Income Taxes (“Statement 109”). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognised for the future tax consequences attributable to

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when future realisation is uncertain.

Receivables: The collectibility of receivables is assessed and an allowance is made for any doubtful accounts. Receivables at December 31, 2005 have been reduced by an allowance of $29,204 compared to $Nil the previous year.

Cash and Cash Equivalents: Cash and cash equivalents include all highly liquid investments with original maturities of six months or less.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. Cash and cash equivalents are deposited in demand in two financial institutions in Australia. Deposits held with financial institutions may exceed the amount of insurance provided on such deposits. The Company has not experienced any material losses on its deposits of cash and cash equivalents.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company’s financial statements are based on a number of significant estimates including the selection of the useful lives for property, equipment, and oil and gas reserve quantities which are the basis for the calculation of depreciation, depletion and amortisation of oil and gas properties. Management emphasises that reserve estimates are inherently imprecise and that estimates of more recent discoveries are more imprecise than those for properties with long production histories. Accordingly, the Company’s estimates are expected to change as future information becomes available and such changes could be material.

As mandated under Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company is required under certain circumstances to evaluate the possible impairment of the carrying value of its long-lived assets. In addition to the uncertainties inherent in the estimation process, these amounts are affected by historical and projected prices for oil and natural gas which have typically been volatile. It is reasonably possible that the Company’s oil and gas reserve estimates will materially change in the forthcoming year.

Foreign Currency Translation: The functional currency of GSLM is the Australian dollar. Financial statements for GSLM are translated into United States dollars at year end exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when capital transactions occurred.

Stock Issuance Costs: These costs consist primarily of placement fees and expenses and professional fees. These expenses are charged against the related proceeds from the sale of Company stock in the periods in which they occur or are charged to expense in the event of a terminated stock issuance.

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

Comprehensive Income (Loss): the Company accounts for comprehensive income (loss) under Statement of Financial Accounting Standards No. 130, “ Reporting Comprehensive Income “ (“SFAS 130”). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. The foreign currency translation gains (losses) resulting from the translation of the financial statements of GSLM, expressed in Australian dollars, to United States dollars are reported as other comprehensive income (loss) and as accumulated other comprehensive income (loss) in the Statement of Stockholders’ Deficit.

Net Loss Per Share: The company has presented the basic and diluted net loss per share pursuant to Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period. Dilutive net loss per share would give affect to the dilutive effect of common stock equivalents consisting of option and warrants. Potentially dilutive securities have been excluded from the net loss per common share calculation as the effects would be antidilutive.

Stock Options: The Company and its subsidiaries have issued options to Directors, Director-related entities and Officers. The Company measures compensation cost as prescribed by APB Opinion No. 25 (“APB 25”), “ Accounting for Stock Issued to Employees “. No compensation cost relating to the granting of stock options has been recognised in the financial statements as the exercise price of all option grants were equal to or greater than the fair value of the company’s common stock at the date of grant.

Basic and diluted net loss per share calculations are presented in accordance with Financial Accounting Standards Statement 128, and are calculated on the basis of the weighted average number of common shares outstanding during the year. They include the dilutive effect of common stock equivalents in years with net income.

Recently Issued Accounting Pronouncements: in December 2003, the FASB issued Interpretation No. 46r (“FIN 46r”), “ Consolidation of Variable Interest Entities. “ This interpretation provides guidance on the identification of, and financial reporting for, variable interest entities. Variable interest entities are entities that lack the characteristics of a controlling financial interest or lack sufficient equity to finance its activities without additional subordinated financial support. FIN 46 requires a company to consolidate a variable interest entity if that company is obliged to absorb the majority of the entity’s expected losses or entitled to receive the majority of the entity’s residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46 is applicable immediately to variable interest entities created after January 31, 2003. For all variable interest entities created after January 31, 2003, FIN 46 is applicable to periods beginning after December 15, 2004. The adoption of FIN 46 had no effect on the Company’s financial statements.

In May 2003, as amended in November 2003, The FASB issued SFAS No. 150, “ Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity “ (“SFAS 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective in fiscal periods beginning after December 15, 2004. The adoption of SFAS 150 had no effect on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, “ Amendment of Statement 133 on Derivative Instruments and Hedging Activities “ to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 had no effect on the Company’s financial statements.

SFAS No. 151, “Inventory Costs,” is effective for fiscal years beginning after June 15, 2005. This statement amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS 151 is expected to have no impact on the Company’s financial statements.

SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions,” is effective for fiscal years beginning after June 15, 2005. This statement amends SFAS No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in American Institute of Certified Public Accountants Statement of Position 04-2, Accounting for Real Estate Time-Sharing Transactions. The adoption of SFAS No. 152 is expected to have no impact on the Company’s financial statements.

SFAS No. 123(R), “Share-Based Payment,” replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. The Company is required to apply this statement in the first interim period that begins after December 15, 2005. The adoption of SFAS No. 123(R) is expected to have an impact on the Company’s future financial statements.

SFAS No. 153, “Exchanges of Nonmonetary Assets”—an amendment of APB Opinion No. 29, is effective for fiscal years beginning after June 15, 2005. This statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair-value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is expected to have no impact on the Company’s financial statements.

The Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) which provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments’” (“FSP”) which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The Company does not expect the adoption of this consensus or FSP to have a material impact on its financial statements.

The EITF reached a consensus on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share” (“EITF 04-8”), which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings (loss) per share. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 did not have an impact on diluted earnings (loss) per share.

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

NOTE 2—TAXATION

In assessing the realisability of deferred tax assets, the Company applies SFAS No. 109 to determine whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result, the Company’s valuation allowance at December 31, 2005 and 2004 reduces the net deferred tax assets to $0.

Deferred tax assets consist of:

	2005	2004
	$	$
Net operating losses	2,545,246	2,004,927
Valuation allowance	(2,545,246)	(2,004,927)

	—	—

At December 31, 2005, the Company has net operating loss carry forwards of approximately $8,484,153. The benefit of tax losses will be available provided the following are met:

The Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realized;

The Company continues to comply with the conditions for deductibility imposed by the law; and

No changes in tax legislation adversely affect the Company in realizing the benefit from the deductions for the losses.

The increase in the valuation allowance was $540,319 and $135,977 during 2005 and 2004, respectively.

NOTE 3—RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions not more favourable than those available to other parties unless otherwise stated. Transactions with related parties are as follows:

Directors and Director Related Transaction

A number of directors of the Company or their director related entities hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

The terms and conditions of the transactions with directors and their director related entities were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arms length basis.

The aggregate amounts recognised during the year relating to directors and their director related entities were as follows:

Directors	Transactions	2005	2004
		$	$
M.R. Bendall	Rental	28,986	18,000
M.R. Bendall	Consulting (unpaid at December 31, 2005)	450,973	215,380
K.W. Laing		—	—
M.R. Ballantyne		—	—
C.F. Burrett		—	—
J.C. Garrison	Consulting (unpaid at December 31, 2005)	88,000	—

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

Consultancy Agreement

Effective April 1, 2002, GSLM signed a consultancy agreement with Bass Gas and Oil Pty Ltd to provide the services of M.R. Bendall. The agreement continues until April 1, 2007. M.R. Bendall is to provide the company with professional guidance, advice and assistance in the general area of oil and gas exploration. These services are expected to require an average commitment of 12 days per month. In return for providing these services, Bass Gas and Oil Pty Ltd is entitled to receive $13,142 per month from GSLM.

Working Capital Facility

From time to time the Company requires funding for short term needs which are supplied by an entity associated with a director. Since January 1, 2005, that entity has provided funding amounting to approximately $312,508 to the Company. These advances are unsecured, are not repayable before June 30, 2007 and to date have been interest free. At December 31, 2005, the Company owed the related party an amount of $26,321.

Guarantees

Two former directors of the Company have personally provided joint and several guarantees, on behalf of the Company, in favour of Mineral Resources of Tasmania (“MRT”), the government body responsible for the activities of the Company. This guarantee is for a total of $54,758, and relates to future rehabilitation costs that may arise in respect of the licence.

Share Options

From January 1, 2005 to December 31, 2005 the Company did not issue any shares or options to Directors, Director Related Entities or officers of the company. Details of options issued in earlier periods are given below. The options were issued in October 2003, may be exercised at a price of AUD$0.01 and are valid until December 31, 2006. After the successful acquisition of GSLM by EEGC as at April 6, 2005, these options were transferred to EEGC for redemption. The exercise price of each option at December 31, 2005 in US$ is $0.007301. All options were exercised in 2006.

			December 31, 2005
Name	Position	Exercise Prices	Number outstanding	Value
				$
M.R. Bendall	Chairman	$0.007301	50,000	365
C. Burrett	Director	$0.007301	50,000	365
S. Powell	Former Director	$0.007301	50,000	365
P. Simpson	Former Director	$0.007301	50,000	365
D. Tanner	Former Director	$0.007301	50,000	365
R. Watson	Former Director	$0.007301	50,000	365
K. Gumley	Former Company Secretary	$0.007301	50,000	365
A. Steel	Accountant	$0.007301	50,000	365
R. Tabor	Former Chief Executive Officer	$0.007301	50,000	365

			450,000	3,285

The following conditional offers of share options were made in earlier periods to Directors, Director Related Entities and officers of the company. The issue of any of these options is conditional on the successful completion of the merger with EEGC, the extension of the licence over key areas of SEL 13/98 and the securing

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

of additional available funding of at least AUD$15,000,000 before 31 December 2006 (US$10,951,000 at December 31, 2005 interbank spot exchange rates). If issued these options will have a term of three years and an exercise price of AUD$0.20. Following the successful acquisition of GSLM by Empire Energy as at April 6, 2005, these options have been transferred to EEGC for redemption. The exercise price of each option at December 31, 2005 in US$ is $0.14602.

			December 31, 2005
Name	Position	Exercise Prices	Number outstanding	Value
				$
M.R. Bendall	Chairman	$0.14602	6,000,000	876,120
C. Burrett	Director	$0.14602	600,000	87,612
S. Powell	Former Director	$0.14602	400,000	58,408
P. Simpson	Former Director	$0.14602	400,000	58,408
D. Tanner	Former Director	$0.14602	400,000	58,408
R. Watson	Former Director	$0.14602	400,000	58,408
K. Gumley	Former Company Secretary	$0.14602	400,000	58,408
R. Tabor	Former Chief Executive Officer	$0.14602	400,000	58,408

			9,000,000	1,314,180

NOTE 4—COMMITMENTS

Environmental Remediation Liabilities

The Company’s operations are subject to significant environmental regulation under the lease of the Commonwealth of Australia and the State of Tasmania. As of December 31, 2005, the Company is not aware of any issues that would give rise to any environmental remediation liabilities.

Exploration Expenditure Commitments

In order to maintain current rights of tenure to exploration tenements, the Company is required to perform minimum exploration work to meet the minimum expenditure requirements specified by the Tasmanian State Government. These obligations are subject to renegotiation when application for a mining lease is made and at other times. At December 31, 2005, these obligations are not provided for in the financial statements are as follows:

	2005	2004
	$	$
Expenditure required by year ended:
December 31, 2005	3,119,571	3,062,786
December 31, 2006	1,763,922	1,731,813
December 31, 2007	2,803,000	2,751,977
December 31, 2008	3,814,042	3,744,615
December 31, 2009	1,057,185	1,037,940

	12,557,720	12,329,131

Although the company claims to have met its cumulative expenditure commitments, the company is currently in discussions with Mineral Resources Tasmania on the issue of the recognition of exploration expenditures that form part of the license conditions.

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

Seismic Services Commitments

In September 2005, the company agreed to purchase seismic services in a total amount of approximately $4,560,000. The services had been engaged but not commenced on-ground operations as at December 31, 2005, so the total expenditure does not appear in these financial statements.

Operating Lease Commitments

Future operating lease rentals at December 31, 2005 not provided for in the financial statements are as follows:

	2005	2004
	$	$
Expenditure required by year ended:
December 31, 2006	21,063	15,893
December 31, 2007	5,169	—
December 31, 2008	5,169	—
December 31, 2009	5,169	—

	36,570	15,893

Rental expense was $28,986 and $18,000 during the year ended December 31, 2005 and 2004, respectively.

NOTE 5—CONTINGENT LIABILITIES

Disputed Claims

The company has been approached by two creditors claiming outstanding loans totaling $91,308. These claims have yet to be substantiated and the company is disputing these amounts.

The company has been approached by a shareholder alleging that 400,000 shares have not been transferred to him. This claim has yet to be substantiated and the company is disputing this claim.

HEM Mutual Assurance LLC

As detailed in Note 8, EEGC entered into a complex Convertible Debenture Purchase Agreement with HEM Mutual Assurance LLC (“HEM”) closing on July 2, 2004. If the Company breaches one of a number of key terms in the agreement, HEM can sue Empire for compensation damages equal to $3,000,000 payable on demand. At the date of this report, the Company has not breached any of these key terms. This agreement was completed and resolved in February 2006.

Centurion Private Equity, LLC

In November 2001, EEGC entered into an investment agreement (“Investment Agreement”) with Centurion Private Equity, LLC (“Centurion”). The investment agreement entitled EEGC to issue and sell its common stock for up to an aggregate of $15 million under certain conditions during a three-year period. The three-year period began with the SB-2/A registration statement that was filed with the SEC dated January 31, 2002. Rights under this arrangement expired unused on January 31, 2005.

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

In connection with the Investment Agreement, EEGC issued and delivered to Centurion a warrant to purchase 125,000 shares of common stock. This warrant is exercisable at a price of $0.80 per share and expires September 6, 2006.

Anadarko Energy Services Company

During August 2001, EEGC agreed to sell the gas production from its Bedsole #1 well in Leon County, Texas to Anadarko Energy Services Company. The primary term of the agreement was two years with provision to be extended year to year thereafter. The gas price was an indexed based price reduced by an amount that allows Anadarko to recover the cost of measurement equipment normally paid for by the producer. Once 200,000 MMBTU’s of gas was delivered during the primary term of the contract the price reduction was eliminated. If the wells do not deliver 200,000 MMBTU’s during the primary term EEGC must pay $0.30 per MMBTU for any shortage. The property was sold to Carr Resources in August 2002 but the potential liability from the gas contract remained with EEGC. Carr drilled an additional productive well on the unit in September 2002, which reduced the required production. Total production is unknown but no claim has been made to EEGC since the primary term of the agreement expired in August 2003 and no claim is expected.

Industria Oklahoma-Nicaragua, S. A.

Prior to 2002, EEGC acquired a 51% interest in the Industria Oklahoma-Nicaragua, S.A. (“ION”), a Nicaraguan subsidiary, which had been pre-qualified in that country to bid on oil and gas concessions and had incurred certain obligations to pursue this concession. All rights and obligations of this interest were distributed during 2004 to a corporation owned by EEGC shareholders of record July 1, 2002.

Common stock issuance

During December 2004 and January 2005, the company sold 3,420,000 and 1,460,000 shares of common stock for $342,000 and $146,000, respectively. Terms of the sales included a provision that allowed the purchasers of these shares to receive an additional 50% of shares if the acquisition of GSLM was not completed within 90 days of their purchase. The purchase of GSLM was completed on April 6, 2005. In September 2005 the company issued 2,490,000 additional shares of common stock to settle this contingency. With these sales of the common stocks, the company issued 1,500,000 warrants to the broker as its offering costs.

NOTE 6—PROPERTY AND EQUIPMENT

Property and equipment at cost, less accumulated depreciation, is as follows:

	2005	2004
	$	$
Property and equipment	47,790	51,064
Less: accumulated depreciation	(43,916)	(37,914)

Written down value	3,874	13,150

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

NOTE 7—LONG-TERM DEBT

Long-term debt consists of the following:

	2005	2004
	$	$
Long term debt	261,703	—
Asset purchase loan for vehicle, interest at 9.75% due monthly through November 2006	8,253	11,407

	269,956	11,407
Less: current portion	(269,956)	(3,154)

Long term debt	—	8,253

The maturities of the Company’s long-term debts consist of the following:

	2005	2004
Year Ending December 31,	$	$
2006	—	8,253

	—	8,253

NOTE 8—CONVERTIBLE DEBENTURES

On July 2, 2004, EEGC obtained $500,000 for operating capital by assuming notes payable to HEM Mutual Assurance LLC (“HEM”). The notes payable had been issued by Bob Owen & Company, Inc. a Kansas corporation (“BOCI”) for the specific purpose of merging with and funding EEGC. The notes accrue interest at 1.5% per annum. $485,000 is convertible to common shares of EEGC at the lower of $1.30, 125% of the average of the five days closing price preceding the conversion date, or 100% of the average of the three lowest closing prices for the 40 days preceding the conversion date, $15,000 is convertible at $0.01 per share. There is no collateral for the notes. The notes mature on May 19, 2009.

The notes called for an original cap on convertible shares of 1,650,000. However, the debtor has the ability to force additional shares to be issued, therefore, no cap on shares was used when calculating the beneficial conversion feature of the notes. The $500,000 in proceeds is convertible into 2,063,953 shares, for a fair value per share of $0.24.

The notes have been discounted for fair value of stock issued for the purchase of BOCI and the beneficial conversion feature. As of December 31, 2005, 700,000 shares of common stock were issued for $7,000 of debt. The value of the stock converted, $169,577 (700,000 times $0.24), was amortized. The remaining discounts will be amortized over the life of the note. A summary of the notes is as follows:

	2005	2004
	$	$
Notes payable:
Gross proceeds from notes	500,000	—
Less: beneficial conversion feature	(410,000)	—
Less: fair value of stock issued for note	(90,000)	—
Less: principal value of debt converted	(7,000)	—
Add: fair value of stock converted for debt	169,577	—
Add: amortisation discounts	99,126	—

Book value of note on December 31, 2005	261,703	—

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

In addition to the debentures disclosed above, there is a contingent convertible debenture due to HEM. If EEGC chose to activate the contingent convertible debenture, EEGC would receive proceeds of $500,000 and HEM would be entitled to repayment or to acquire additional common stock shares at an exercise price of between the lower of $1.625 and the average of the three lowest closing per share bid prices during the 40 trading days prior to conversion. At December 31, 2005 the conditions for exercising this contingent debenture had not been met.

During the first quarter of 2006, the entire remaining balance and accrued interest under this HEM financing arrangement was converted to approximately 6.2 million shares of common stock and was fully settled. As a result of the early conversion of the balance due, the remaining discount of approximately $230,000 will be charged to operations in 2006.

NOTE 9—CONVERTIBLE DEBENTURE, EQUITY SALE AND WARRANTS (Unaudited)

On March 21, 2006, pursuant to a subscription agreement with RAB Special Situations (Master) Fund Limited, a British investment fund, we issued 17,100,000 shares of our Class A Common Stock, together with warrants entitling the holder to acquire an additional 8,550,000 shares, in exchange for $1,881,000, which we are using for general corporate purposes. The warrants are exercisable at a price of $0.13 over an exercise period of three years. We covenanted in the subscription agreement to register the issued shares as well as the shares underlying the warrants. On the same date, we sold $1.5 million of our 6% convertible debenture and a Class B Warrant offering up to 5 million shares exercisable at $.15 per share for 3 years. The initial conversion price for the debenture is $0.18 per share. RAB Special Situations also purchased this offering. RAB Special Situation (Master) Fund Limited represented itself as a non U.S. person. We were represented in the offerings by Libertas Capital Corporate Ventures Limited, a U.K. investment banking firm which is to receive 4,065,000 shares of our Class A common stock (equal to 10% of the RAB shares issuable) as their fees for those services. Shares issued to Libertas that are related to the sale of stock, valued at $359,100 have been charged to capital and the shares related to the convertible debenture, valued at $210,000 have been charged to the debenture and will be amortized to income over the term of the debenture. We relied on Regulation S as the exemption from registration as the offering was conducted entirely overseas and the investor is a non-U.S. person.

The notes have been discounted to record the fair value of the included warrants issued, the beneficial conversion feature imbedded in the debenture and the transaction costs. As of June 30, 2006, no shares of common stock had been issued in conversion of the debenture and no warrants had been exercised. The discounts will be amortized over the term of the debenture. A summary of the debenture and discounts are as follows:

	2006	2005
	$	$
Debenture payable:
Gross proceeds from notes	1,500,000	—
Less: beneficial conversion feature	(420,181)	—
Less: fair value of included warrants	(416,991)	—
Less: fair value of stock issued to intermediary	(210,000)	—
Amortization of costs and bebeficial conversion feature	52,359	—

Book value of note on June 30, 2006	505,186	—

The terms and exercise prices of the warrants are set out in the table below.

Number of shares	Exercise price	Warrant expiration date
8,550,000	$0.13	March 24, 2009
5,000,000	$0.18	March 24, 2009

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

Each warrant may be exercised in whole or in part at any time to purchase shares of common stock at the respective exercise price, subject to adjustment from time to time upon certain the occurrence of certain events. Registration rights have been granted pursuant to which the Company is required to prepare and file a registration statement within 120 calendar days of closing.

NOTE 10—STOCKHOLDERS’ DEFICIT

	2005	2004
	No.	No.
Issue of Class A common stock:
March 2004 issue of shares	—	21,928
January to September 2005 conversion of shares from B stock	2,471	—
April 7, 2005 to Owen Enterprises LLC on the successful completion of the merger in payment of services	2,534,319	—
April 7, 2005 to P&S Investment Management Inc. on the successful completion of the merger in payment of services	100,000	—
April 7, 2005 to Peterson in return for debt release	29,458	—
Additional shares issued due to contingency in prior sale	2,490,000
November 2005 to acquire Cyber Finance	37,500,000
December 2005 for public relations services	830,000

	43,486,248	21,928

Issue of Class B Common stock:
January to September 2005 conversion of B shares into A shares	(2,471)	—

	(2,471)	—

	June 30, 2006	June 30, 2005
	No.	No.
	(Unaudited)
Issue of Class A common stock:
	—	—

January to March 2006 conversion of shares from B stock	1,215	—
Shares sold to RAB for cash	17,100,000	—
Shares issued in conversion of HEM Debenture	6,222,675	—
Shares issued to settle debt	2,549,600	—
Shares issued to First Global for services	4,380,000	—
Shares issued to Batega Ltd for technology license	15,000,000
Shares issued to Mackay Partnership for services	1,500,000
Shares issued to Libertas related to RAB financing	4,065,000	—

	50,818,489	—

Issue of Class B Common stock:
January to March 2006 conversion of B shares into A shares	(1,215)	—

	(1,215)	—

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

NOTE 11—OPTIONS/WARRANTS

The following table summarises the movements in options in the year to December 31, 2005 and 2004:

	2005		2004
	Shares	Weighted Average Price	Shares	Weighted Average Price
Options outstanding:
Beginning of period	450,000	0.007801	450,000	0.007801
Foreign exchange adjustment	—	0.0005	—	—
Options taken over on merger	68,464	26.93	—	—
Options granted	—	—	—	—
Options exercised	—	—	—	—
Options expired	(10,833)	10.615	—	—

End of period	507,631	$3.41	450,000	$0.007801

Options exercisable	507,631	$3.41	450,000	$0.007801

The options have a weighted average remaining contractual life of 0.92 years, are fully vested and have a weighted average exercise price of $3.41.

The following table summarises information about stock options outstanding at December 31, 2005.

		2005
	Exercise Prices	Number outstanding	Average remaining life in years
Issued on acquisition of Commonwealth Energy in 2001:	$30.00	57,631	0.46
Issued to directors and officers of GSLM in October 2003, as detailed in Related Parties Note to the Accounts:	$0.007301	450,000	1.00

		507,631

Directors and officers of GSLM have also received conditional offers of share options, as detailed in the Related Parties Note to the Accounts. These have not been included in the table above because no options were issued at the date of this report. If the conditions are fulfilled, directors and officers would receive up to 9,000,000 options, exercisable at $0.14602 within three years of issue.

The Company accounts for stock-based compensation to non-employees based on the fair value of the equity instruments granted on the measurement date, which is either the commitment date for performance of services, or when performance has been completed. The fair value of the equity instrument is determined using the Black-Scholes option-pricing model. Options issued in the year to December 31, 2005 and December 31, 2004 to non-employees were Nil and Nil, respectively.

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

The following table summarises the movements in warrants in the year to December 31, 2005 and 2004:

	2005		2004
	Shares	Weighted Average Price	Shares	Weighted Average Price
Warrants outstanding:
Beginning of period	—	—	—	—
Warrants taken over on merger	2,390,000	0.31	—	—
Warrants granted	—	—	—	—
Warrants exercised	—	—	—	—
Warrants expired	—	—	—	—

End of period	2,390,000	$0.31	—	—

Warrants exercisable	2,390,000	$0.31	—	—

The warrants have a weighted average remaining contractual life of 2.64 years, are fully vested and have a weighted average exercise price of $0.31.

The following table summarises information about warrants outstanding at December 31, 2005:

		2005
	Exercise Prices	Number outstanding	Average remaining life in years
Centurion Private Equity LLC, Common Stock, rights expiring September 6, 2006	$0.80	125,000.69

Other, rights expiring September 6, 2006	$7.00	15,000.69

First Global Securities, Inc Common Stock, rights expiring March 31, 2008	$0.10	1,500,000	2.25

Avalor Capital LLC and Frank W Bachinsky, III Common Stock, rights expiring October 10, 2009	$0.50	750,000	3.78

		2,390,000

NOTE 12—MERGER WITH GREAT SOUTH LAND MINERALS LIMITED AND INVESTMENT IN ZEEHAN ZINC LIMITED

Overview of GSLM: GSLM is a development stage company that was incorporated in Tasmania, Australia in 1995. The principal activity of GSLM is the exploration and development of sub-surface hydrocarbons in Tasmania.

Background to the Merger: On July 15, 2002, the Board of Directors of EEGC unanimously approved the terms and conditions for the acquisition of GSLM as established by a letter of intent between GSLM and EEGC dated July 9, 2002 and amended on December 10, 2002 and October 16, 2003. Under this agreement, shareholders of GSLM would own approximately 95% of the EEGC common stock upon completion of this reverse acquisition.

At a shareholders meeting of EEGC held on March 29, 2004, all of the necessary shareholder approvals required by EEGC were obtained. On May 27, 2004, an agreement was entered into by GSLM and EEGC to actively pursue the merger of the two companies.

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

On July 2, 2004 EEGC obtained proceeds of $500,000 of working capital by merging with Bob Owen and Company Inc., a Kansas Corporation (“BOCI”). At the date of merger, BOCI did not have any material assets and liabilities except for the convertible debenture purchase agreement with HEM Mutual Assurance LLC detailed in Note 8. EEGC used these funds to pay operating expenses and pursue its acquisition of GSLM.

On March 4, 2005, EEGC lodged a Bidder’s Statement with the Australian Securities and Investment Commission to acquire all the share capital of GSLM in a one for one scrip issue. On April 7, 2005, EEGC announced that it had received 96.4% acceptances and on June 15, 2005 it compulsorily acquired the remaining common stock of GSLM.

In August 2005, the company agreed to purchase a 37.5% ownership interest in Zeehan Zinc, Limited, a Tasmanian mining company, by issuing 37.5 million of its common shares in exchange for all the outstanding common stock of the corporation that owned the 37.5% interest. The transaction was completed in November 2005.

NOTE 13—ACQUISITION OF PACIFIC RIM FOODS, LTD (Unaudited)

In March 2006, the company issued 9 million shares of common stock to acquire a 51% interest in Pacific Rim Foods, Ltd., a company newly created to develop food production and canning operations in China. The shares are the primary asset of Pacific Rim Foods and are intended to be used to acquire operations and facilities. Pacific Rim Foods transferred 1,500,000 of the shares to a management company controlled by a company director as compensation for services. At June 30, 2006, 7,500,000 of the shares remained in the treasury of Pacific Rim Foods and were eliminated in consolidation.

May 2006, Pacific Rim Foods, completed a $500,000 private placement of Convertible Preferred Stock. Proceeds of this fundraising, along with $300,000 provided by Empire, are intended to be used to acquire operations and facilities in China to allow expansion of the intended shelf stable food processing operations. Pacific Rim spent approximately $350,000 to prepay contracts to purchase product that should be available for processing in summer of 2006, acquire a 49% ownership interest in Jilin Jimei Foods and acquire an interest in trade names, leases, facilities and licenses.

NOTE 14—MORTGAGE GUARANTEE

Terrex Seismic (formerly Trace Energy Services Pty Ltd) holds a registered mortgage debenture charge over all the assets and undertakings of GSLM, to a maximum prospective liability of $730,100. The charge is both fixed and floating.

NOTE 15—TECHNOLOGY LICENSE

In June 2006, Empire acquired 100% of Expedia International limited. this subsidiary entered into an agreement to license and promote certain nano technology. Cost of the license agreement was the issuance of fifteen million Empire common shares and transfer of five million Zeehan Zinc shares, valued at a total of $3,925,000. Expedia is negotiating a development agreement with Zeehan Zinc to employ this technology at the mine sites.

NOTE 16—SUBSEQUENT EVENTS (Unaudited)

In July 2006, the company held in escrow approximately 15 million shares of common stock to be used to settle outstanding liabilities.

EMPIRE ENERGY CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 and June 30, 2006 (Unaudited)—(Continued)

In April 2006, the company received a statutory demand for $584,478. This amount has been accrued for in full in the December 31, 2005 payables. The company is negotiating to rescind the statutory demand and settle any liability with a payment of approximately AUD 200,000 and issuance of three million shares of Empire common stock.

The Company received a letter from Australian regulators regarding an alleged breach of the Corporations Act 2001 when Empire acquired a 37.5% stake in Zeehan Zinc Ltd. in 2005. In 2006, the Company notified the regulators that it had reduced its interest in Zeehan Zinc below 20% and is awaiting response.

The Company entered into an agreement with a shareholder of Pacific Rim Foods to allow the Company to acquire and maintain voting control over Pacific Rim Foods, avoid potential Investment Company Act issues and establish future consolidated operations.

Zeehan Zinc has continued to incur operating losses since the end of the quarter ended June 30, 2006 which reduce the value of Empire’s asset recorded in its Balance Sheet on an equity basis. The receivable from Zeehan Zinc of US$1,287,207 may be reclassified from current to non-current in future, depending on future discussions between the companies.

Empire and subsidiaries have continued to incur operating losses since the end of the quarter ended June 30, 2006.